                                                    Registration No. ___________

================================================================================

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-6

              FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2


                        NATIONWIDE VLI SEPARATE ACCOUNT-5
                              (EXACT NAME OF TRUST)


                        NATIONWIDE LIFE INSURANCE COMPANY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
              (EXACT NAME AND ADDRESS OF DEPOSITOR AND REGISTRANT)

                               PATRICIA R. HATLER
                                    SECRETARY
                              ONE NATIONWIDE PLAZA
                              COLUMBUS, OHIO 43215
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                           -------------------------


Approximate date of proposed public offering: (Upon the effective date of this Registration Statement. November 1, 2000 requested.


The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                        CROSS REFERENCE TO ITEMS REQUIRED
                                 BY FORM N-8B-2


N-8B-2 ITEM                                                            CAPTION IN PROSPECTUS

 1.....................................................................Nationwide Life Insurance
                                                                       Company
 .......................................................................The Variable Account
 2.....................................................................Nationwide Life Insurance
                                                                       Company
 3.....................................................................Custodian of Assets
 4.....................................................................Distribution of The Policies
 5.....................................................................The Variable Account
 6.....................................................................Not Applicable
 7.....................................................................Not Applicable
 8.....................................................................Not Applicable
 9.....................................................................Legal Proceedings
10.....................................................................Information About The Policies;
                                                                       How The Cash Value Varies; Right
                                                                       to Exchange for a Fixed Benefit
                                                                       Policy; Reinstatement; Other Policy
                                                                       Provisions
11.....................................................................Investments of The Variable
                                                                       Account

12.....................................................................Not Applicable


13.....................................................................Policy Charges
                                                                       Reinstatement
14.....................................................................Underwriting and Issuance -
                                                                       Premium Payments
                                                                       Minimum Requirements for
                                                                       Issuance of a Policy


15.....................................................................Investing in the Policy;
                                                                       Premium Payments


16.....................................................................Underwriting and Issuance -
                                                                       Allocation of Cash Value
17.....................................................................Surrendering The Policy for Cash
18.....................................................................Reinvestment


19.....................................................................Report to Policy Owners


20.....................................................................Not Applicable
21.....................................................................Policy Loans
22.....................................................................Not Applicable
23.....................................................................Not Applicable
24.....................................................................Not Applicable
25.....................................................................Nationwide Life Insurance
                                                                       Company

26.....................................................................Not Applicable
27.....................................................................Nationwide Life Insurance
                                                                       Company


N-8B-2 ITEM............................................................CAPTION IN PROSPECTUS

28.....................................................................Company Management
29.....................................................................Company Management
30.....................................................................Not Applicable
31.....................................................................Not Applicable
32.....................................................................Not Applicable
33.....................................................................Not Applicable
34.....................................................................Not Applicable
35.....................................................................Nationwide Life Insurance
                                                                       Company
36.....................................................................Not Applicable
37.....................................................................Not Applicable
38.....................................................................Distribution of The Policies
39.....................................................................Distribution of The Policies
40.....................................................................Not Applicable
41(a)..................................................................Distribution of The Policies
42.....................................................................Not Applicable
43.....................................................................Not Applicable
44.....................................................................How The Cash Value Varies
45.....................................................................Not Applicable
46.....................................................................How The Cash Value Varies
47.....................................................................Not Applicable
48.....................................................................Custodian of Assets
49.....................................................................Not Applicable
50.....................................................................Not Applicable
51.....................................................................Summary of The Policies;
                                                                       Information About The Policies
52.....................................................................Substitution of Securities
53.....................................................................Taxation of The Company
54.....................................................................Not Applicable
55.....................................................................Not Applicable
56.....................................................................Not Applicable
57.....................................................................Not Applicable
58.....................................................................Not Applicable
59.....................................................................Financial Statements

                        NATIONWIDE LIFE INSURANCE COMPANY

    Last Survivor Flexible Premium Variable Universal Life Insurance Policies


            Issued by Nationwide Life Insurance Company through its
                        Nationwide VLI Separate Account-5

                The date of this prospectus is November 1, 2000.


--------------------------------------------------------------------------------

This prospectus contains basic information you should know about the policies before investing. Please read it and keep it for future reference.

The following underlying mutual funds are available under the policies:


TARGET/UNITED FUNDS, INC.
     -    Asset Strategy Portfolio
     -    Balanced Portfolio
     -    Bond Portfolio
     -    Growth Portfolio
     -    High Income Portfolio
     -    Income Portfolio
     -    International Portfolio
     -    Limited-Term Bond Portfolio
     -    Money Market Portfolio
     -    Science and Technology Portfolio
     -    Small Cap Portfolio


For general information or to obtain FREE copies of the:

     - prospectus, annual report or semi-annual report for any underlying mutual fund; and
     -    any required Nationwide forms,

call:             1-800-547-7548
     TDD          1-800-238-3035

or write:

     NATIONWIDE LIFE INSURANCE COMPANY
     P.O. BOX 182150
     COLUMBUS, OHIO 43218-2150

Material incorporated by reference in this prospectus can be found on the SEC website at:

                        www.sec.gov




This policy is NOT:

     -    a bank deposit;
     -    endorsed by a bank or government agency;
     -    federally insured; or
     -    available in every state.

The life insurance policies offered by this prospectus are flexible premium variable universal life insurance policies. They provide flexibility to vary the amount and frequency of premium payments. A cash surrender value may be offered if the policy is terminated during the lifetime of the insured.

The purpose of this policy is to provide life insurance protection for the beneficiary named in the policy. No claim is made that the policy is in any way similar or comparable to a systematic investment plan of a mutual fund. The death benefit and cash value of this policy may vary to reflect the experience of the Nationwide VLI Separate Account-4 (the "variable account") or the fixed account, depending on how premium payments are invested.

Investors assume certain risks when investing in the policies, including the risk of losing money.

Nationwide guarantees the death benefit for as long as the policy is in force. The cash surrender value is not guaranteed. The policy will lapse if the cash surrender value is insufficient to cover policy charges.

Benefits described in this prospectus may not be available in every jurisdiction
- refer to your policy for specific benefit information.

THIS PROSPECTUS IS NOT AN OFFERING IN ANY JURISDICTION WHERE SUCH OFFERING MAY NOT LAWFULLY BE MADE. NO PERSON IS AUTHORIZED TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE
SEC

PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

GLOSSARY OF SPECIAL TERMS

ATTAINED AGE- The insured's age on the policy date, plus the number of full years since the policy date.

ACCUMULATION UNIT- An accounting unit of measure used to calculate the cash value of the variable account.

AVERAGE ISSUE AGE- The arithmetic average of the ages of the two insureds at policy issuance.

BASIC COVERAGE- One of the two types of coverage that comprise the specified amount. The other type is supplemental coverage.

CASH VALUE- Cash value is the sum of the value of the assets in the sub-accounts, the fixed account and any amount in the Policy Loan Account.

FIXED ACCOUNT- An investment option which is funded by the general account of Nationwide.

GENERAL ACCOUNT- All assets of Nationwide other than those of the variable account or in other separate accounts that have been or may be established by Nationwide.

IRS GUIDELINE LEVEL PREMIUM- The amount of level annual premium, calculated in accordance with the provisions of the Internal Revenue Code, guaranteed mortality and expense charges, and an interest rate of 4%.

MATURITY DATE- The policy anniversary on or next following the younger insured's 100th birthday.

NATIONWIDE- Nationwide Life Insurance Company.

NET AMOUNT AT RISK- The death benefit minus the cash value calculated at the beginning of each policy month.

NET PREMIUMS- Net premiums are equal to the actual premiums minus the percent of premium charges. The percent of premium charges are shown on the policy data page.

SEC GUIDELINE LEVEL PREMIUM- The level annual premiums required to mature the policy under reasonable mortality and expense charges with an annual effective interest rate of 5%. It is calculated pursuant to Rule 6e-3(T) of the Investment Company Act of 1940.

SPECIFIED AMOUNT- The base benefit of the policy for which the death benefit will be calculated.

SUB-ACCOUNTS- Divisions of the variable account to which underlying mutual fund shares are allocated and for which accumulation units are separately maintained.

SUPPLEMENTAL COVERAGE- One of the two types of coverage that comprise the specified amount. Supplemental coverage can never exceed 90% of the specified amount. Supplemental coverage is not available in New York or New Jersey.

VALUATION PERIOD - Each day the New York Stock Exchange is open.


VARIABLE ACCOUNT- Nationwide VLI Separate Account-5, a separate account of Nationwide Life Insurance Company that contains variable account allocations. The variable account is divided into sub-accounts, each of which invests in shares of a separate underlying mutual fund.

TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS..........................

SUMMARY OF POLICY EXPENSES.........................

UNDERLYING MUTUAL FUND ANNUAL EXPENSES.............

SYNOPSIS OF THE POLICIES...........................

NATIONWIDE LIFE INSURANCE COMPANY..................


GENERAL DISTRIBUTOR................................


INVESTING IN THE POLICY............................
     The Variable Account and Underlying Mutual Funds
     The Fixed Account

INFORMATION ABOUT THE POLICIES.....................
     Minimum Requirements for Policy Issuance
     Premium Payments
     Death Benefit Guarantees
     Pricing

POLICY CHARGES.....................................
     Sales Load
     Tax Expense Charge
     Surrender Charges
     Monthly Cost of Insurance
     Monthly Administrative Charge
     Mortality and Expense Risk Charge
     Income Tax
     Reduction of Charges

SURRENDERING THE POLICY FOR CASH...................
     Surrender (Redemption)
     Cash Surrender Value
     Partial Surrenders
     Income Tax Withholding

VARIATION IN CASH VALUE............................

POLICY PROVISIONS..................................
     Policy Owner
     Beneficiary
     Changes in Existing Insurance Coverage

OPERATION OF THE POLICY............................
     Allocation of Net Premium and Cash Value
     How the Investment Experience is Determined
     Net Investment Factor
     Determining the Cash Value
     Transfers

RIGHT TO REVOKE....................................

POLICY LOANS.......................................
     Taking a Policy Loan
     Effect on Investment Performance
     Interest
     Effect on Death Benefit and Cash Value
     Repayment

ASSIGNMENT.........................................

POLICY OWNER SERVICES..............................
     Dollar Cost Averaging

DEATH BENEFIT INFORMATION..........................
     Calculation of the Death Benefit
     Changes in the Death Benefit Option
     Proceeds Payable on Death
     Incontestability
     Error in Age or Sex
     Suicide
     Maturity Proceeds

RIGHT OF CONVERSION................................

GRACE PERIOD.......................................
     Grace Period without Death Benefit
         Guarantees
     Lifetime Guaranteed Policy Continuation
     Limited Guaranteed Policy Continuation
     Reinstatement

TAX MATTERS........................................
     Policy Proceeds
     Withholding
     Federal Estate and Generation-Skipping
         Transfers Taxes
     Non-Resident Aliens
     Taxation of Policy Split Option Rider
     Description of Cash Value Accumulation
         Test and Guideline Premium Cash
         Value Corridor Test
     Taxation of Nationwide
     Tax Changes

LEGAL CONSIDERATIONS...............................

STATE REGULATION...................................

REPORTS TO POLICY OWNERS...........................

ADVERTISING........................................

LEGAL PROCEEDINGS..................................

EXPERTS............................................

REGISTRATION STATEMENT.............................

LEGAL OPINIONS.....................................

DISTRIBUTION OF THE POLICIES.......................

ADDITIONAL INFORMATION ABOUT
     NATIONWIDE....................................

APPENDIX A: OBJECTIVES FOR UNDERLYING
     MUTUAL FUNDS..................................

APPENDIX B: ILLUSTRATIONS OF CASH VALUES,
     CASH SURRENDER VALUES, AND
     DEATH BENEFITS................................

SUMMARY OF POLICY EXPENSES

Nationwide deducts certain charges from the policy. Charges are made for administrative and sales expenses, tax expenses, providing life insurance protection and assuming the mortality and expense risks (see "Policy Charges").

DEDUCTIONS FROM PREMIUM PAYMENTS

Nationwide deducts a sales load and a premium expense charge from each premium payment received. The sales load is guaranteed never to exceed 2.5% for each premium payment. Currently, the sales load is 1.5% for policy years 1 through 10 and 0.5% thereafter.

The tax expense charge is approximately 3.5% of premiums for all states (see "Sales Load" and "Tax Expense Charges").

MONTHLY DEDUCTIONS FROM THE POLICY'S CASH VALUE

MONTHLY COST OF INSURANCE

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the net amount at risk. The net amount at risk is the difference between the death benefit and the policy's cash value as calculated at the beginning of each policy month. This deduction is charged proportionately to the cash value in each sub-account and the fixed account (see "Monthly Cost of Insurance").

MONTHLY ADMINISTRATIVE CHARGE

An administrative charge is deducted monthly on a proportionate basis from the cash value in each sub-account and the fixed account. This charge is the sum of the per policy charge and the per $1,000 basic charge. The per policy charge is equal to:

-    $10 per month in the first policy year;
- $5 per month in policy years 2 through 20 if the specified amount is equal to or more than $150,000;
- $3 per month in policy years 2 through 20 if the specified amount is less than $150,000;
-    $0 per month in policy years 21 and after.

The per $1,000 basic coverage charge is determined for the first three policy years. This monthly charge is derived as the sum of the charges for both insureds per the following table:

 Average Issue Age    Current Fee Per   Guaranteed Fee
                         $1,000 of       Per $1,000 of
                       Initial Basic     Initial Basic
                         Coverage          Coverage

        21                 $0.06             $0.10
        22                 $0.06             $0.10
        23                 $0.06             $0.10
        24                 $0.06             $0.10
        25                 $0.06             $0.10
        26                 $0.06             $0.10
        27                 $0.06             $0.12
        28                 $0.06             $0.13
        29                 $0.06             $0.14
        30                 $0.08             $0.15
        31                 $0.10             $0.16
        32                 $0.10             $0.16
        33                 $0.11             $0.16
        34                 $0.11             $0.16
        35                 $0.11             $0.16
        36                 $0.12             $0.16
        37                 $0.13             $0.16
        38                 $0.14             $0.16
        39                 $0.15             $0.17
        40                 $0.16             $0.18
        41                 $0.16             $0.18
        42                 $0.16             $0.18
        43                 $0.16             $0.18
        44                 $0.16             $0.18
        45                 $0.16             $0.18
        46                 $0.17             $0.19
        47                 $0.18             $0.20
        48                 $0.19             $0.21
        49                 $0.20             $0.22
        50                 $0.20             $0.23
        51                 $0.21             $0.24
        52                 $0.21             $0.25
        53                 $0.22             $0.26
        54                 $0.22             $0.27
        55                 $0.23             $0.28
        56                 $0.23             $0.29
        57                 $0.24             $0.30
        58                 $0.24             $0.31
        59                 $0.25             $0.32
        60                 $0.25             $0.33

 Average Issue Age    Current Fee Per   Guaranteed Fee
                         $1,000 of       Per $1,000 of
                       Initial Basic     Initial Basic
                         Coverage          Coverage

        61                 $0.25             $0.34
        62                 $0.25             $0.35
        63                 $0.25             $0.36
        64                 $0.25             $0.37
        65                 $0.25             $0.38
        66                 $0.25             $0.39
        67                 $0.25             $0.40
        68                 $0.25             $0.40
        69                 $0.25             $0.40
        70                 $0.25             $0.40
        71                 $0.25             $0.40
        72                 $0.25             $0.40
        73                 $0.25             $0.40
        74                 $0.25             $0.40
        75                 $0.25             $0.40
        76                 $0.25             $0.40
        77                 $0.25             $0.40
        78                 $0.25             $0.40
        79                 $0.25             $0.40
        80                 $0.25             $0.40
        81                 $0.25             $0.40
        82                 $0.25             $0.40
        83                 $0.25             $0.40
        84                 $0.25             $0.40
        85                 $0.25             $0.40

The maximum monthly charge is $750. The per $1,000 of basic coverage charge is $0 after the third policy year (see "Monthly Administrative Charge").

MORTALITY AND EXPENSE RISK CHARGE

A mortality and expense risk charge is deducted from the variable account on a monthly basis. Mortality and expense risk deductions will be charged proportionately to the cash value in each sub-account. The charge varies depending on the variable account value as follows:

  Variable Account Value       Mortality and Expense
                                    Risk Charge

     Less than $25,000                 0.60%
    $25,000 to $249,999                0.30%
     $250,000 or more                  0.10%

See "Mortality and Expense Risk Charge" later in this prospectus for additional information.

SURRENDER CHARGES

Nationwide deducts a surrender charge from the cash value of the policy if the policy is surrendered during the first nine policy years. The maximum surrender charge varies by the issue ages, sexes and underwriting classifications of the insureds and is calculated based on the initial basic coverage on the policy date.

The following table illustrates the maximum surrender charge per $1,000 of initial basic coverage for policies issued to a male non-smoking preferred and a female non-smoking other than preferred based on a $1 million specified amount:

     Average Issue Age         Per $1,000 of Initial
                                  Basic Coverage

            35                         $5.41
            45                         $8.40
            55                        $11.19
            65                        $15.64
            75                        $22.95

The surrender charge is comprised of an underwriting component and a sales component. The underwriting component varies by average issue age as follows:

    Average Issue Age         Per $1,000 of Initial
                                  Basic Coverage

     Age 0 Through 39                 $4.00
  Age 40 Through Age 49               $6.00
  Age 50 Through Age 59               $7.00
  Age 60 Through Age 85               $8.00

The sales component varies by average issue age as follows:

     Average Issue Age         Per $1,000 of Initial
                                  Basic Coverage

            35                         $1.41
            45                         $2.40
            55                         $4.19
            65                         $7.64
            75                        $14.95

Surrender charges are reduced beginning in the third policy year. The percentage of the surrender charge assessed is reflected in the following chart:

  Policy Year(s)      Percentage of Surrender Charge

         1                         100%
         2                         100%
         3                          90%
         4                          80%
         5                          70%
         6                          60%
         7                          50%
         8                          40%
         9                          30%
    10 and over                      0%

See "Surrender Charges" later in this prospectus for additional information.

                     UNDERLYING MUTUAL FUND ANNUAL EXPENSES
             (as a percentage of underlying mutual fund net assets,
                          after expense reimbursement)



                                            Management       Other        12b-1          Total
                                               Fees        Expenses        Fees        Underlying
                                                                                      Mutual Fund
                                                                                        Expenses

Asset Strategy Portfolio                       0.74%         0.14%        0.24%          1.12%
Balanced Portfolio                             0.65%         0.06%        0.24%          0.95%
Bond Portfolio                                 0.52%         0.06%        0.24%          0.82%
Growth Portfolio                               0.69%         0.02%        0.24%          0.95%
High Income Portfolio                          0.63%         0.05%        0.24%          0.92%
Income Portfolio                               0.69%         0.02%        0.24%          0.95%
International Portfolio                        0.82%         0.15%        0.24%          1.21%
Limited-Term Bond Portfolio                    0.52%         0.15%        0.24%          0.91%
Money Market Portfolio                         0.44%         0.08%        0.24%          0.76%
Science and Technology Portfolio               0.80%         0.06%        0.24%          1.10%
Small Cap Portfolio                            0.84%         0.04%        0.24%          1.12%



The expenses shown above are deducted by the underlying mutual fund before it provides Nationwide with the daily net asset value. Nationwide then deducts applicable variable account charges from the net asset value in calculating the unit value of the corresponding sub-account. The management fees and other expenses are more fully described in the prospectus for each underlying mutual fund. Information relating to the underlying mutual funds was provided by the underlying mutual funds and not independently verified by Nationwide.


None of the underlying mutual funds are subject to fee waivers and expense reimbursements.


SYNOPSIS OF THE POLICIES

The policy offered by this prospectus provides for life insurance coverage on two insureds. Nationwide pays the death proceeds on the death of the last surviving insured. The death benefit and cash value of the policy may increase or decrease to reflect the performance of the investment options chosen by the policy owner (see "Death Benefit Information").

CASH SURRENDER VALUE

The cash surrender value increases or decreases daily to reflect the investment experience of the variable account and the daily crediting of interest in the fixed account and the policy loan account. The cash surrender value equals the policy's cash value, determined the next business date after the date Nationwide receives a proper written request for surrender and the policy (or a lost policy form), minus any charges, indebtedness or other deductions due on that date, which may also include a surrender charge.

PREMIUMS

The initial premium is shown on the policy data page. Additional premium payments may be made at any time while the policy is in force. Each premium payment must be at least $50.

TAXATION

The policies described in this prospectus meet the definition of "life insurance" under Section 7702 of the Internal Revenue Code. Nationwide will monitor compliance with the tests provided by Section 7702 to insure the policies continue to receive this favored tax treatment (see "Tax Matters").

NONPARTICIPATING POLICIES

The policies are nonparticipating policies on which no dividends are payable. The policies do not share in the profits or surplus earnings of Nationwide.

RIDERS

A rider may be added to the policy (availability varies by state).

Riders currently include:
-      Policy Split Option;
-      Estate Protection;
-      Maturity Extension Endorsement; and
-      Maturity Extension for Specified Amount.

These riders are not available in the State of New Jersey.

POLICY CANCELLATION

Policy owners may return the policy for any reason within certain time periods and Nationwide will refund the policy value or the amount required by law (see "Right to Revoke").

NATIONWIDE LIFE INSURANCE COMPANY

Nationwide is a stock life insurance company organized under the laws of the State of Ohio in March 1929. It is a member of the Nationwide group with its home office at One Nationwide Plaza, Columbus, Ohio 43215. Nationwide is a provider of life insurance, annuities and retirement products. It is admitted to do business in all states, the District of Columbia and Puerto Rico.

CUSTODIAN OF ASSETS

Nationwide serves as the custodian of the assets of the variable account.

OTHER CONTRACTS ISSUED BY NATIONWIDE

Nationwide does presently and will, from time to time, offer variable contracts and policies with benefits which vary in accordance with the investment experience of a separate account of Nationwide.


GENERAL DISTRIBUTOR

The policies are distributed by Waddell & Reed, Inc., 6300 Lamar Ave., Overland Park, KS 66202.


INVESTING IN THE POLICY

THE VARIABLE ACCOUNT AND UNDERLYING MUTUAL FUNDS


Nationwide VLI Separate Account-5 is a separate account that invests in the underlying mutual fund options listed in Appendix A. Nationwide established the separate account on May 21, 1998, pursuant to Ohio law. Although the separate account is registered with the SEC as a unit investment trust pursuant to the Investment Company Act of 1940 ("1940 Act"), the SEC does not supervise the management of Nationwide or the variable account.


Income, gains, and losses credited to, or charged against the variable account reflect the variable account's own investment experience and not the investment experience of Nationwide's other assets. The variable account's assets are held separately from Nationwide's assets and in general are not chargeable with liabilities incurred in any other business of Nationwide. Nationwide is obligated to pay all amounts promised to policy owners under the policies.

The variable account is divided into sub-accounts. Policy owners elect to have net premiums allocated among the sub-accounts and the fixed account at the time of application.

Nationwide uses the assets of each sub-account to buy shares of the underlying mutual funds based on policy owner instructions. A policy's investment performance depends upon the performance of the underlying mutual fund options chosen by the policy owner.

Each underlying mutual fund's prospectus contains more detailed information about that fund. Prospectuses for the underlying mutual funds should be read in conjunction with this prospectus.

Underlying mutual funds in the variable account are NOT publicly traded mutual funds. They are only available as investment options in variable life insurance policies or variable annuity contracts issued by life insurance companies or, in some cases, through participation in certain qualified pension or retirement plans.

The investment advisers of the underlying mutual funds may manage publicly traded mutual funds with similar names and investment objectives. However the underlying mutual funds are NOT directly related to any publicly traded mutual fund. Policy owners should not compare the performance of a publicly traded fund with the performance of underlying mutual funds participating in the variable account. The performance of the underlying mutual funds could differ substantially from that of any publicly traded funds.

Changes of Investment Policy

Nationwide may materially change the investment policy of the variable account. Nationwide must inform policy owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which may disapprove it if deemed detrimental to the interests of the policy owners or if it renders Nationwide's operations hazardous to the public. If a policy owner objects, the policy owner may, upon written request, transfer all sub-account cash values to the fixed account. The policy owner has the later of 60 days (6 months in Pennsylvania) from the date of the investment policy change or 60 days (6 months in Pennsylvania) from being informed of the change to make the transfer. Nationwide will not assess a charge for this transfer.

Voting Rights

Policy owners who have allocated assets to the underlying mutual funds are entitled to certain voting rights. Nationwide will vote policy owner shares at special shareholder meetings based on policy owner instructions. However, if the law changes allowing Nationwide to vote in its own right, it may elect to do so.

Policy owners with voting interests in an underlying mutual fund will be notified of issues requiring the shareholder's vote as soon as possible prior to the shareholder meeting. Notification will contain proxy materials, and a form to return to Nationwide with voting instructions. Nationwide will vote shares for which no instructions are received in the same proportion as those that are received.

The number of shares which a policy owner may vote is determined by dividing the cash value of the amount they have allocated to an underlying mutual fund by the net asset value of that underlying mutual fund. Nationwide will designate a date for this determination not more than 90 days before the shareholder meeting.

Material Conflicts

The underlying mutual funds may be offered through separate accounts of other insurance companies, as well as through other separate accounts of Nationwide. Nationwide does not anticipate any disadvantages to this. However, it is possible that a conflict may arise between the interests of the variable account and one or more of the other separate accounts in which these underlying mutual funds participate.

Material conflicts may occur due to a change in law affecting the operations of variable life insurance policies and variable annuity contracts, or differences in the voting instructions of the contract owners and those of other companies. If a material conflict occurs, Nationwide will take whatever steps are necessary to protect contract owners and variable annuity payees, including withdrawal of the variable account from participation in the underlying mutual fund(s) involved in the conflict.

Substitution of Securities

Nationwide may substitute, eliminate and/or combine shares of another underlying mutual fund for shares already purchased or to be purchased in the future if either of the following occur:

1) shares of a current underlying mutual fund option are no longer available for investment; or

2)   further investment in an underlying mutual fund option is inappropriate.

No substitution, elimination, and/or combination of shares may take place without the prior approval of the SEC and state insurance departments.

THE FIXED ACCOUNT

The fixed account is an investment option that is funded by assets of Nationwide's general account. The general account contains all of Nationwide's assets other than those in other Nationwide separate accounts. It is used to support Nationwide's annuity and insurance obligations and may contain compensation for mortality and expense risks. Purchase payments will be allocated to the fixed account by election of the contract owner.

Under exemptive and exclusionary provisions, Nationwide's general account has not been registered under the Securities Act of 1933 and has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, neither the general account nor any interest therein is subject to the provisions of these Acts. Nationwide has been advised that the staff of the SEC has not reviewed the disclosures in this prospectus relating to the fixed account. Disclosures regarding the general account may, however, be subject to certain generally applicable provisions of the federal securities laws concerning the accuracy and completeness of statements made in prospectuses.

The investment income earned by the fixed account will be allocated to the contracts at varying rate(s) set by Nationwide. The guaranteed rate for any purchase payment will be effective for not less than twelve months. Nationwide guarantees that the rate will not be less than 3.0% per year.

Any interest in excess of 3.0% will be credited to fixed account allocations at Nationwide's sole discretion. The contract owner assumes the risk that interest credited to fixed account allocations may not exceed the minimum guarantee of 3.0% for any given year.

New premium payments deposited to the contract which are allocated to the fixed account may receive a different rate of interest than amounts transferred from the sub-accounts to the fixed account and amounts maturing in the fixed account.

INFORMATION ABOUT THE POLICIES

MINIMUM REQUIREMENTS FOR POLICY ISSUANCE

This policy provides life insurance coverage with the flexibility to vary the amount and frequency of premium payments. At policy issuance, the policy owner selects the premium and specified amount, which consists of basic coverage and supplemental coverage, if any. The proportion of supplemental coverage is irrevocable. A policy owner can apply to increase or decrease the specified amount no more than once per policy year.

The minimum specified amount is $100,000. Supplemental coverage cannot exceed 90% of the specified amount.

Supplemental coverage differs from basic coverage in several respects:

     1) supplemental coverage has lower cost of insurance rates, on a current basis;

     2) supplemental coverage has no surrender charges; and

     3) supplemental coverage has no monthly per unit charge, on a current basis.

Supplemental coverage is not available for policies issued in the State of New York.

Policies may be issued to insureds at ages consistent with Nationwide's underwriting guidelines. Before issuing any policy, Nationwide requires satisfactory evidence of insurability which may include medical examinations.

PREMIUM PAYMENTS

Each premium payment must be at least $50. The initial premium is payable in full at Nationwide's home office or to an authorized agent of Nationwide.

Upon payment of the initial premium, temporary insurance may be provided. Issuance of the continuing insurance coverage is dependent upon completion of all underwriting requirements, payment of initial premium, and delivery of the policy while both insureds are still living.

Additional premium payments may be made at any time while the policy is in force, subject to the following conditions:

- Nationwide may require satisfactory evidence of insurability before accepting any additional premium payment which results in an increase in the net amount at risk.

- Premium payments in excess of the premium limit established by the IRS to qualify the policy as a contract for life insurance will be refunded.

- Nationwide may require policy indebtedness be repaid prior to accepting any additional premium payments.

Additional premium payments or other changes to the policy may jeopardize the policy's non-modified endowment status. Nationwide will monitor premiums paid and other policy transactions and will notify the policy owner when non-modified endowment contract status is in jeopardy.

Nationwide will send scheduled premium payment reminder notices to policy owners according to the premium mode shown on the policy data page.

DEATH BENEFIT GUARANTEES

Lifetime Guaranteed Policy Continuation

The policy will not lapse if cumulative premiums, less any indebtedness and partial withdrawals are greater than or equal to cumulative Lifetime Guaranteed Policy Continuation premiums (see "Grace Period").

Limited Guaranteed Policy Continuation

The policy will not lapse during the Limited Guaranteed Policy Continuation period if cumulative premiums, less any indebtedness and partial withdrawals, are greater than or equal to cumulative Limited Guaranteed Policy Continuation premiums. The Limited Guaranteed Policy Continuation period runs from the policy issue date to the policy anniversary on or next following the younger insured's 75th birthday (see "Grace Period").

PRICING

Premiums will not be priced when the New York Stock Exchange is closed or on the following nationally recognized holidays:

-    New Year's Day                   -   Independence Day
-    Martin Luther King, Jr. Day      -   Labor Day
-    Presidents' Day                  -   Thanksgiving
-    Good Friday                      -   Christmas
-    Memorial Day

Nationwide also will not price purchase payments if:

1)   trading on the New York Stock Exchange is restricted;

2) an emergency exists making disposal or valuation of securities held in the variable account impracticable; or

3) the SEC, by order, permits a suspension or postponement for the protection of security holders.

Rules and regulations of the SEC will govern as to when the conditions described in (2) and (3) exist. If Nationwide is closed on days when the New York Stock Exchange is open, policy value may be affected since the policy owner would not have access to their account.

POLICY CHARGES

SALES LOAD

Nationwide deducts a sales load from each premium payment received. It is guaranteed never to exceed 2.5% of each premium payment. The sales load is 1.5% for policy years 1 through 10 and 0.5% thereafter.

The total sales load actually deducted from any policy will be equal to the sum of this front-end sales load plus any sales surrender charge.

TAX EXPENSE CHARGES

A charge equal to 3.5% is deducted from all premium payments when the premium payment is received in order to compensate Nationwide for certain administrative expenses which are incurred by Nationwide for taxes, which include premium or other taxes, imposed by various state and local jurisdictions, as well as federal taxes imposed under Section 848 of the Internal Revenue Code. These tax expenses to Nationwide consist of two components:

1)   a tax rate of 2.25% for state and local premium or other taxes; and

2)   a tax rate of 1.25% for federal taxes.

The amount charged may be more or less than the amount actually assessed by the state in which a particular policy owner lives.

Nationwide does not expect to make a profit from these charges.

SURRENDER CHARGES

Nationwide deducts a surrender charge from the cash value of any policy surrendered during the first 9 policy years. The charge is deducted proportionally from the cash value in each sub-account and the fixed account.

The maximum surrender charge varies by the issue ages, sexes, and underwriting classifications of the insureds and is calculated based on the initial basic coverage on the policy date.

The following table illustrates the maximum surrender charge per $1,000 of initial basic coverage for policies which are issued on a male non-tobacco preferred and a female non-tobacco other than preferred basis (see "Appendix B:
Illustrations of Cash Values, Cash Surrender Values, and Death Benefits" for specific examples) based on $1 million specified amount.

                  Maximum Surrender Charges

                               Per $1,000 of Initial
      Average Issue Age            Basic Coverage

              35                        $5.41
              45                        $8.40
              55                       $11.19
              65                       $15.64
              75                       $22.95

The surrender charge is comprised of two components:

     -    an underwriting component; and
     -    a sales component.

The underwriting component varies by average issue age in the following manner:

                 Underwriting Component

                               Per $1,000 of Initial
      Average Issue Age            Basic Coverage

        Age 0 Through 39                $4.00
       Age 40 Through 49                $6.00
       Age 50 Through 59                $7.00
       Age 60 Through 85                $8.00

The underwriting component is designed to cover the administrative expenses associated with underwriting and issuing policies, including the costs of:

     -    processing applications;

     -    conducting medical exams;

     -    determining insurability and the insureds' underwriting class; and

     -    establishing policy records.

The remainder of the surrender charge that is not attributable to the underwriting component represents the sales component. The purpose of the sales component is to reimburse Nationwide for some of the expenses incurred in the distribution of the policies.

In no event will this component exceed 23.75% of the lesser of the SEC Guideline Level Premium required in the first year or the premiums actually paid in the first year.

The following table illustrates the maximum sales surrender charge per $1,000 of initial basic coverage based on a policy issued on a male non-tobacco preferred and a female non-tobacco other than preferred basis.

                  Maximum Sales Component
                Per $1,000 of Initial Basic

         Average Issue Age              Coverage

                35                        $1.41
                45                        $2.40
                55                        $4.19
                65                        $7.64
                75                       $14.95

Nationwide does not expect to profit from the surrender charge. The surrender charge may be insufficient to recover certain expenses related to the sale of the policies. Unrecovered expenses are born by Nationwide's general assets which may include profits, if any, from mortality and expense risk charges. Additional premiums and/or income earned on assets in the variable account have no effect on the maximum surrender charges.

The surrender charge does not apply to increases or decreases in specified amount.

Reductions to Surrender Charges

Surrender charges are reduced in subsequent policy years as follows:

               Surrender Charge
     as a Percentage of Surrender Charge

    Policy Year              Percentage of
                            Surrender Charge

         1                       100%
         2                       100%
         3                        90%
         4                        80%
         5                        70%
         6                        60%
         7                        50%
         8                        40%
         9                        30%
        10+                        0%

MONTHLY COST OF INSURANCE

The monthly cost of insurance charge reflects the anticipated mortality of both insureds and the fact that the death benefit is not payable until the death of the last surviving insured.

The monthly cost of insurance charge for each policy month is determined by multiplying the monthly cost of insurance rate by the net amount at risk. The net amount at risk is the difference between the death benefit and the policy's cash value, as calculated at the beginning of each policy month. This deduction is charged proportionately to the cash value in each sub-account and the fixed account.

Monthly cost of insurance rates will not exceed those guaranteed in the policy. Guaranteed cost of insurance rates are based on the 1980 Commissioners Standard Ordinary Mortality Table, Age Last Birthday (1980 CSO). Guaranteed cost of insurance rates for policies issued on a substandard basis are based on appropriate multiples of the 1980 CSO. These mortality tables are sex distinct. In addition, separate mortality tables will be used for tobacco and non-tobacco.

The rate class of an insured may affect the cost of insurance rate. Nationwide currently places insureds into both standard rate classes and substandard rate classes that involve a higher mortality risk. In an otherwise identical policy, an insured in the standard rate class will have a lower cost of insurance than an insured in a rate class with higher mortality risks.

MONTHLY ADMINISTRATIVE CHARGE

Nationwide deducts a monthly administrative expense charge proportionately from the cash value in each sub-account and the fixed account. This charge reimburses Nationwide for certain actual expenses related to maintenance of the policies including accounting and record keeping, and periodic reporting to policy owners. Nationwide does not expect to recover any amount in excess of aggregate maintenance expenses from this charge.

This charge is the sum of the per policy charge and the per $1,000 basic coverage. The per policy charge is equal to:

     -    $10 per month in the first policy year;
     - $5 per month in policy years 2 through 20 if the specified amount is equal to or greater than $150,000;

     - $3 per month in policy years 2 through 20 if the specified amount is less than $150,000;
     -    $0 per month in policy years 21 and on.

The per $1,000 basic coverage charge is determined for the first three policy years. This monthly charge is derived as the sum of the charges for both insureds per the following table:

 Average Issue Age    Current Fee Per   Guaranteed Fee
                         $1,000 of       Per $1,000 of
                       Initial Basic     Initial Basic
                         Coverage          Coverage

        21                 $0.06             $0.10
        22                 $0.06             $0.10
        23                 $0.06             $0.10
        24                 $0.06             $0.10
        25                 $0.06             $0.10
        26                 $0.06             $0.10
        27                 $0.06             $0.12
        28                 $0.06             $0.13
        29                 $0.06             $0.14
        30                 $0.08             $0.15
        31                 $0.10             $0.16
        32                 $0.10             $0.16
        33                 $0.11             $0.16
        34                 $0.11             $0.16
        35                 $0.11             $0.16
        36                 $0.12             $0.16
        37                 $0.13             $0.16
        38                 $0.14             $0.16
        39                 $0.15             $0.17
        40                 $0.16             $0.18
        41                 $0.16             $0.18
        42                 $0.16             $0.18
        43                 $0.16             $0.18
        44                 $0.16             $0.18
        45                 $0.16             $0.18
        46                 $0.17             $0.19
        47                 $0.18             $0.20
        48                 $0.19             $0.21
        49                 $0.20             $0.22
        50                 $0.20             $0.23
        51                 $0.21             $0.24
        52                 $0.21             $0.25
        53                 $0.22             $0.26
        54                 $0.22             $0.27



 Average Issue Age    Current Fee Per   Guaranteed Fee
                         $1,000 of       Per $1,000 of
                       Initial Basic     Initial Basic
                         Coverage          Coverage

        55                 $0.23             $0.28
        56                 $0.23             $0.29
        57                 $0.24             $0.30
        58                 $0.24             $0.31
        59                 $0.25             $0.32
        60                 $0.25             $0.33
        61                 $0.25             $0.34
        62                 $0.25             $0.35
        63                 $0.25             $0.36
        64                 $0.25             $0.37
        65                 $0.25             $0.38
        66                 $0.25             $0.39
        67                 $0.25             $0.40
        68                 $0.25             $0.40
        69                 $0.25             $0.40
        70                 $0.25             $0.40
        71                 $0.25             $0.40
        72                 $0.25             $0.40
        73                 $0.25             $0.40
        74                 $0.25             $0.40
        75                 $0.25             $0.40
        76                 $0.25             $0.40
        77                 $0.25             $0.40
        78                 $0.25             $0.40
        79                 $0.25             $0.40
        80                 $0.25             $0.40
        81                 $0.25             $0.40
        82                 $0.25             $0.40
        83                 $0.25             $0.40
        84                 $0.25             $0.40
        85                 $0.25             $0.40


The maximum monthly charge is $750. The per $1,000 of basic coverage charge is $0 after the third policy year, unless there is an increase in the specified amount.

If, at any time, there is an increase in specified amount, the per $1,000 basic coverage charge will be assessed based on the amount of the specified amount increase and the age of the younger insured at the time of the increase. The per $1,000 basic coverage charge assessed as a result of the specified amount increase will be assessed for three policy years.

MORTALITY AND EXPENSE RISK CHARGE

Nationwide assumes certain risks for guaranteeing the mortality and expense charges. The mortality risk assumed under the policies is that both insureds may not live as long as expected. The expense risk assumed is that the actual expenses incurred in issuing and administering the policies may be greater than expected. In addition, Nationwide assumes risks associated with the non-recovery of policy issue, underwriting and other administrative expenses due to policies that lapse or are surrendered in the early policy years.

Nationwide deducts the mortality and expense risk charge from the variable account on a monthly basis. Mortality and expense risk deductions will be charged proportionally to the value in each sub-account. This charge varies depending on the variable account value, as described in the table that follows.

  Variable Account Value     Mortality and Expense Risk
                                       Charge

     Less than $25,000                  0.60%
    $25,000 to $249,999                 0.30%
     $250,000 or more                   0.10%

Policy owners receive quarterly and annual statements, advising policy owners of the cancellation of accumulation units for mortality and expense risk charges.

FEDERAL INCOME TAX

No charge is assessed to policy owners for federal income taxes incurred by Nationwide as a result of the operations of the sub-accounts. However, Nationwide reserves the right to assess a charge for income taxes against the variable account if income taxes are incurred.

REDUCTION OF CHARGES

The policy is available for purchase by individuals, corporations and other groups. Nationwide may reduce or eliminate certain charges (sales load, surrender charge, monthly administrative charge, monthly cost of insurance charge, or other charges), where the size or nature of the group results in savings in sales, underwriting, administrative or other costs, to Nationwide. These charges may be reduced in certain group, sponsored arrangements or special exchange programs made available by Nationwide, (including employees of Nationwide and their families).

Eligibility for reduction in charges and the amount of any reduction is determined by a number of factors, including:

     -    the number of insureds;
     -    the total premium expected to be paid;
     -    total assets under management for the policy owner;
     -    the nature of the relationship among individual insureds;
     -    the purpose for which the policies are being purchased;
     -    the expected persistency of individual policies; and
     - any other circumstances which are rationally related to the expected reduction in expenses.

The extent and nature of reductions may change from time to time. The charge structure may vary. Variations are determined in a manner not unfairly discriminatory to policy owners which reflects differences in costs of services.

SURRENDERING THE POLICY FOR CASH

SURRENDER (REDEMPTION)

Policies may be surrendered for the cash surrender value any time while the insured is living. The cancellation will be effective as of the date Nationwide receives the policy accompanied by a signed, written request for cancellation. In some cases, Nationwide may require additional documentation of a customary nature.

CASH SURRENDER VALUE

The cash surrender value increases or decreases daily to reflect the investment experience of the variable account and the daily crediting of interest in the fixed account and the policy loan account.

The cash surrender value equals the policy's cash value, next computed after the date Nationwide receives a proper written request for surrender and the policy, minus any charges, indebtedness or other deductions due on that date, which may also include a surrender charge.

PARTIAL SURRENDERS

After the policy has been in force for one year, the policy owner may request a partial surrender.

Partial surrenders are permitted if they satisfy the following requirements:

     1)   the minimum partial surrender is $200;

     2) partial surrenders may not reduce the specified amount below the minimum issue amount ($100,000);

     3) the maximum amount of a partial surrender is the cash surrender value less the greater of $500 or three monthly deductions; and

     4) after the partial surrender, the policy continues to qualify as life insurance.

Nationwide reserves the right to limit the number of partial surrenders in each policy year.

When a partial surrender is made, the cash value is reduced by the amount of the partial surrender. Also, under death benefit Option 1, the specified amount is reduced by the amount of the partial surrender. The basic and supplemental specified amounts are reduced proportionally.

Partial surrenders will be first deducted from the values in the sub-accounts. Partial surrenders will be deducted from the fixed account only to the extent that insufficient values are available in the sub-accounts.

Nationwide reserves the right to deduct a fee for each partial surrender. The fee will not be more than the lesser of $25 or 2% of the amount of the partial surrender. Currently, Nationwide does not deduct this fee.

Certain partial surrenders may result in currently taxable income and tax penalties.

INCOME TAX WITHHOLDING

Federal law requires Nationwide to withhold income tax from any portion of surrender proceeds subject to tax. Nationwide will withhold income tax unless the policy owner advises Nationwide, in writing, of his or her request not to withhold. If a policy owner requests that taxes not be withheld, or if the taxes withheld are insufficient, the policy owner may be liable for payment of an estimated tax. Policy owners should consult a tax advisor.

VARIATION IN CASH VALUE

On any date during the policy year, the cash value equals the cash value on the preceding valuation date plus any net premium applied since the previous valuation date, minus any partial surrenders plus or minus any investment results, and less any policy charges.

There is no guaranteed cash value. The cash value will vary with the investment experience of the variable account and/or the daily crediting of interest in the fixed account and policy loan account depending on the allocation of cash value by the policy owner.

POLICY PROVISIONS

POLICY OWNER

While either insured is living, all rights in this policy are vested in the policy owner named in the application or as subsequently changed, subject to assignment, if any.

The policy owner may name a contingent policy owner or a new policy owner while either insured is living. Any change must be in a written form satisfactory to Nationwide and recorded at Nationwide's home office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by Nationwide before it was recorded. Nationwide may require that the policy be submitted for endorsement before making a change.

If the policy owner dies before both insureds, the policy owner's rights in this policy belong to the policy owner's estate.

BENEFICIARY

The beneficiary(ies) will be as named in the application or as subsequently changed, subject to assignment, if any.

The policy owner may name a new beneficiary while either insured is living. Any change must be in a written form satisfactory to Nationwide and recorded at Nationwide's home office. Once recorded, the change will be effective when signed. The change will not affect any payment made or action taken by Nationwide before it was recorded.

If any beneficiary predeceases an insured, that beneficiary's interest passes to any surviving beneficiary(ies), unless otherwise provided. Multiple beneficiaries will be paid in equal shares, unless otherwise provided. If no named beneficiary survives both insureds, the death proceeds will be paid to the policy owner or the policy owner's estate.

CHANGES IN EXISTING INSURANCE COVERAGE

The policy owner may request certain changes in the insurance coverage under the policy. Requests must be in writing and received by Nationwide. No change will take effect unless the cash surrender value after the change is sufficient to keep the policy in force for at least 3 months.

Any approved change will have an effective date of the monthly anniversary day on or next following the date Nationwide approves the application for the change. Basic and supplemental coverage will change proportionally.

Nationwide reserves the right to limit the number of specified amount changes to one each policy year.

Specified Amount Increases

After the first policy year, the policy owner may request an increase to the specified amount. Any increase will be subject to the following conditions:

1)   satisfactory evidence of insurability must be provided for both insureds;

2)   the increase must be for a minimum of $10,000; and

3)   age limits are the same as for a new issue.

Specified Amount Decreases

After the first policy year, the policy owner may also request a decrease to the specified amount. Any such decrease shall reduce insurance in the following order:

1)   against insurance provided by the most recent increase;

2)   against the next most recent increases successively; and

3)   against insurance provided under the original application.

Nationwide will refuse a request for a decrease which would:

1)   reduce the specified amount to less than the minimum issue amount; or

2)   disqualify the policy as a contract for life insurance.

OPERATION OF THE POLICY

ALLOCATION OF NET PREMIUM AND CASH VALUE

Nationwide allocates premium payments to sub-accounts or the fixed account, as instructed by policy owners. All percentage allocations must be in whole numbers, and must be at least 5%. The sum of allocations must equal 100%. Future premium allocations may be changed by giving written notice to Nationwide.

Premiums allocated to a sub-account on the application are allocated to the NSAT Money Market Fund during the period a policy owner can cancel the policy, unless a specific state requires premiums to be allocated to the fixed account. At the expiration of this period, these premiums are used to purchase shares of the underlying mutual funds specified by the policy owner at net asset value for the respective sub-account(s).

The policy owner may change the allocation of net premiums or may transfer cash value from one sub-account to another. Changes are subject to the terms and conditions imposed by each underlying mutual fund and those found in this prospectus. Net premiums allocated to the fixed account at the time of application may not be transferred from the fixed account prior to the first policy anniversary (see "Transfers").

HOW THE INVESTMENT EXPERIENCE IS DETERMINED

The accumulation unit value for a valuation period is determined by multiplying the accumulation unit value for each sub-account for the immediately preceding valuation period by the net investment factor for the sub-account for the subsequent valuation period. Though the number of accumulation units will not change as a result of investment experience, the value of an accumulation unit may increase or decrease from valuation period to valuation period.

NET INVESTMENT FACTOR

The net investment factor for any valuation period is determined by dividing (a) by (b) where:

a)   is:

     1) the net asset value per share of the underlying mutual fund held in the sub-account as of the end of the current valuation period; and

     2) the per share amount of any dividend or income distributions made by the underlying mutual fund (if the ex-dividend date occurs during the current valuation period).

b) is the net asset value per share of the underlying mutual fund determined as of the end of the immediately preceding valuation period.

The net investment factor may be greater or less than one; therefore, the value of an accumulation unit may increase or decrease. Nationwide does not currently assess any charge for income taxes incurred by Nationwide as a result of the operations of the sub-accounts. Nationwide reserves the right to assess a charge for such taxes if Nationwide determines that such taxes will be incurred.

DETERMINING THE CASH VALUE

The cash value is the sum of the value of all variable account accumulation units attributable to the policy plus amounts credited to the fixed account and the policy loan account.

The number of accumulation units credited to each sub-account is determined by dividing the net amount allocated to the sub-account by the accumulation unit value for the sub-account for the valuation period during which the premium is received by Nationwide. In the event part or all of the cash value is surrendered or charges or deductions are made against the cash value, an appropriate number of accumulation units from the variable account and an appropriate amount from the fixed account will be deducted in the same proportion that the policy owner's interest in the variable account and the fixed account bears to the total cash value.

The cash value in the fixed account and the policy loan account is credited with interest daily at an effective annual rate which Nationwide periodically declares. The annual effective rate will never be less than 3.0%. (For a description of the annual effective credited rates, see "The Fixed Account" and "Policy Loans.") Upon request, Nationwide will inform the policy owner of the then applicable rates for each account.

TRANSFERS

Policy owners can transfer allocations without penalty or adjustment subject to the following conditions:

     - Transfers between the fixed account and the variable account may not be made in the first policy year.

     - Transfers between the fixed account and the variable account may be made once per policy year.

     -    Transfers among sub-accounts may be made once per valuation date.

     - Nationwide reserves the right to restrict the amount transferred from the fixed account to 20% of the cash value in the fixed account. Policy owners who have entered into Dollar

          Cost Averaging agreements with Nationwide may transfer under the terms of that agreement.

     - Nationwide reserves the right to restrict the amount transferred to the fixed account to 20% of the cash value.

The policy owner's cash value in each sub-account will be determined as of the date Nationwide receives the transfer request in good order.

Transfer Requests

Nationwide will accept transfer requests in writing or in those states that allow, over the telephone. Nationwide will use reasonable procedures to confirm that telephone instructions are genuine and will not be liable for following instructions it reasonably determined to be genuine. Nationwide may withdraw the telephone exchange privilege upon 30 days written notice to policy owners.

Market-Timing Firms

Some policy owners may use market-timing firms or other third parties to make transfers on their behalf. Generally, in order to take advantage of perceived market trends, market- timing firms will submit transfer requests on behalf of multiple policy owners at the same time. Sometimes this can result in unusually large transfers of funds. These large transfers might interfere with the ability of Nationwide or the underlying mutual fund to process transactions. This can potentially disadvantage policy owners not using market-timing firms. To avoid this, Nationwide may modify the transfer rights of policy owners who use market-timing firms (or other third parties) to initiate transfers on their behalf.

The transfer rights of individual policy owners will not be modified in any way when instructions are submitted directly by the policy owner, or by the policy owner's representative (as authorized by the execution of a valid Nationwide Limited Power of Attorney Form).

To protect policy owners, Nationwide may refuse transfer requests:

     - submitted by any agent acting under a power of attorney on behalf of more than one policy owner; or

     - submitted on behalf of individual policy owners who have executed pre-authorized exchange forms which are submitted by market-timing firms (or other third parties) on behalf of more than one policy owner at the same time.

Nationwide will not restrict transfer rights unless Nationwide believes it to be necessary for the protection of all policy owners.

RIGHT TO REVOKE

A policy owner may cancel the policy by returning it by the latest of:

     -    10 days after receiving the policy;

     -    45 days after signing the application; or

     -    10 days after Nationwide delivers a Notice of Right to Withdrawal.

The policy can be mailed to the registered representative who sold it, or directly to Nationwide.

Returned policies are deemed void from the beginning. Nationwide will refund the amount prescribed by the state in which the policy was issued within seven days after it receives the policy. The refunded policy value will reflect the deduction of any policy charges, unless otherwise required by law. This right varies by state.

POLICY LOANS

TAKING A POLICY LOAN

The policy owner may take a policy loan at any time using the policy as security. Maximum policy indebtedness is limited to 90% of the cash value, less any surrender charges. The cash value less surrender charge is determined as of the loan date. Nationwide will not grant a loan for an amount less than $200. Policy indebtedness will be deducted from the death benefit, cash surrender value upon surrender, or the maturity proceeds.

Any request for a policy loan must be in written form. The request must be signed and, where permitted, the signature guaranteed by a member firm of the New York, American, Boston, Midwest, Philadelphia or Pacific Stock Exchanges, or by a commercial bank or a savings and loan which is a member of the Federal Deposit Insurance Corporation. Certain policy loans may result in currently taxable income and tax penalties.

A policy owner considering the use of policy loans in connection with his or her retirement income plan should consult his or her personal tax adviser regarding potential tax consequences that may arise if necessary payments are not made to keep the policy from lapsing. The amount of the payments necessary to prevent the policy from lapsing will increase with age.

EFFECT ON INVESTMENT PERFORMANCE

When a loan is made, an amount equal to the amount of the loan is transferred from the variable account to the policy loan account. If the assets relating to a policy are held in more than one sub-account, withdrawals from sub-accounts will be made in proportion to the assets in each sub-account at the time of the loan. Policy loans will be transferred from the fixed account only when sufficient amounts are not available in the sub-accounts.

The amount taken out of the variable account will not be affected by the variable account's investment experience while the loan is outstanding.

INTEREST

The annual effective loan interest rate charged on policy loans is 3.9%.

On a current basis, cash value in the policy loan account is credited with an annual effective rate of 3% during policy years 1 through 10 and an annual effective rate of 3.9% during the 11th and subsequent policy years. Nationwide may change the current interest crediting rate on the policy loans at any time at its sole discretion. However, the rate is guaranteed never to be lower than 3% during policy years 1 through 10 and 3.65% during the 11th and subsequent policy years.

If it is determined that such loans will be treated, as a result of the differential between the interest crediting rate and the loan interest rate, as taxable distributions under any applicable ruling, regulation, or court decision, Nationwide retains the right to increase the net cost (by decreasing the interest crediting rate) on all subsequent policy loans to an amount that would result in the transaction being treated as a loan under federal tax law. If this amount is not prescribed by such ruling, regulation, or court decision, the amount will be that which Nationwide considers to be more likely to result in the transaction being treated as a loan under federal tax law.

Amounts transferred to the policy loan account will earn interest daily from the date of transfer. The earned interest is transferred from the policy loan account to a variable account or the fixed account on each policy anniversary, at the time a new loan is requested, or at the time of loan repayment. It will be allocated according to the fund allocation factors in effect at the time of the transfer.

Interest is charged daily and is payable at the end of each policy year or at the time of loan repayment. Unpaid interest will be added to the existing policy indebtedness as of the due date and will be charged interest at the same rate as the rest of the indebtedness.

Whenever the total policy indebtedness exceeds the cash value less any surrender charges, Nationwide will send a notice to the policy owner and the assignee, if any. The policy will terminate without value 61 days after the mailing of the notice unless a sufficient repayment is made during that period. A repayment is sufficient if it is large enough to reduce the total policy indebtedness to an amount equal to the total cash value less any surrender charges plus an amount sufficient to continue the policy in force for 3 months.

EFFECT ON DEATH BENEFIT AND CASH VALUE

A policy loan, whether or not repaid, will have a permanent effect on the death benefit and cash value because the investment results of the variable account or the fixed account will apply only to the non-loaned portion of the cash value. The longer the loan is outstanding, the greater the effect is likely to be. Depending on the investment results of the variable account or the fixed account while the loan is outstanding, the effect could be favorable or unfavorable.

REPAYMENT

All or part of the indebtedness may be repaid at any time while the policy is in force during the insured's lifetime. Any payment intended as a premium payment, rather than a loan repayment, must be identified as such. Loan repayments will be credited to the sub-accounts and the fixed account in proportion to the policy owner's underlying mutual fund allocation factors in effect at the time of the repayment. Each repayment may not be less than $50. Nationwide reserves the right to require that any loan repayments resulting from policy loans transferred from the fixed account must be first allocated to the fixed account.

ASSIGNMENT

While either insured is living, the policy owner may assign his or her rights in the policy. The assignment must be in writing, signed by the policy owner and recorded at Nationwide's home office. Prior to being recorded, assignments will not affect any payments made or actions taken by Nationwide. Nationwide is not responsible for any assignment not submitted for recording, nor is Nationwide responsible for the sufficiency or validity of any assignment. Assignments are subject to any indebtedness owed to Nationwide before being recorded.

POLICY OWNER SERVICES

DOLLAR COST AVERAGING

Dollar Cost Averaging is a long-term transfer program that allows you to make regular, level investments over time. It involves the automatic transfer of a specified amount from the fixed account and/or certain sub-accounts into other sub-accounts. Nationwide does not guarantee that this program will result in profit or protect policy owners from loss.

Policy owners direct Nationwide to automatically transfer specified amounts from the fixed account and the Money Market Portfolio.

The minimum monthly transfer is $100. Transfers from the fixed account must be equal to or less than 1/30th of the fixed account value at the time the program is requested.

Transfers occur monthly or on another frequency if permitted by Nationwide. Nationwide will process transfers until either the value in the originating investment option is exhausted, or the policy owner instructs Nationwide in writing to stop the transfers.

Nationwide reserves the right to stop establishing new Dollar Cost Averaging programs. Nationwide reserves the right to assess a processing fee for this service.

DEATH BENEFIT INFORMATION

CALCULATION OF THE DEATH BENEFIT

At issue, the policy owner selects premium and the specified amount, which consists of the basic coverage and the supplemental coverage, if any (see "Underwriting and Issuance").

While the policy is in force, the death benefit will never be less than the specified amount. The death benefit may vary with the cash value of the policy, which depends on investment performance.

The policy owner chooses one of three death benefit options. For changes of death benefit options please refer to "Changes in the Death Benefit Option" later in this prospectus.

OPTION 1: the death benefit will be the greater of the specified amount or the applicable percentage of cash value (see below). Under OPTION 1, the amount of the death benefit will ordinarily not change for several years to reflect the investment performance, and may not change at all. If investment performance is favorable, the amount of death benefit may increase. To see how and when investment performance will begin to affect death benefits, please see the illustrations in Appendix B.

OPTION 2: the death benefit will be the greater of the specified amount plus the cash value, or the applicable percentage of cash value. Under OPTION 2, the amount of the death benefit will vary directly with the investment performance.

OPTION 3:  the death benefit will be the greater of (a) and (b) where:

     (a) is the specified amount plus the returnable accumulated premium (RAP) Amount, but not to exceed the maximal accumulated premium (identified at issue); and

     (b)  is the applicable percentage of cash value.

The Returnable Accumulated Premium Amount is equal to all premium payments accumulated to the date of the death of the last insured, less any partial surrenders and loans outstanding. The accumulations will be calculated based on the Option 3 interest rate which is identified at issue.

The term "applicable percentage" means the percentage shown in the "Applicable Percentage of Cash Value Table." The applicable percentage depends on whether the policy owner elected the Guideline Premium/Cash Value Corridor Test or the Cash Value Accumulation Test. The following tables illustrate applicable percentages:

                   GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST
                  TABLE OF APPLICABLE PERCENTAGES OF CASH VALUE


  Attained Age of      Percentage of
  Younger Insured        Cash Value

      0-40                  250%
         41                 243%
         42                 236%
         43                 229%
         44                 222%
         45                 215%
         46                 209%
         47                 203%
         48                 197%
         49                 191%
         50                 185%
         51                 178%
         52                 171%
         53                 164%
         54                 157%
         55                 150%
         56                 146%
         57                 142%
         58                 138%
         59                 134%
         60                 130%
         61                 128%
         62                 126%
         63                 124%
         64                 122%
         65                 120%
         66                 119%
         67                 118%
         68                 117%
         69                 116%
         70                 115%
         71                 113%
         72                 111%
         73                 109%
         74                 107%
         75                 105%
         76                 105%
         77                 105%
         78                 105%
         79                 105%
         80                 105%
         81                 105%
         82                 105%
         83                 105%
         84                 105%
         85                 105%
         86                 105%
         87                 105%

  Attained Age of      Percentage of
  Younger Insured        Cash Value

         88                 105%
         89                 105%
         90                 105%
         91                 104%
         92                 103%
         93                 102%
         94                 101%
         95                 101%
         96                 101%
         97                 101%
         98                 101%
         99                 101%
        100                 100%


CASH VALUE ACCUMULATION TEST

The Cash Value Accumulation Test also requires the death benefit to exceed an applicable percentage of the cash value. These applicable percentages are the net inverses of net single premiums based on an interest rate of 4% and 1980 CSO guaranteed mortality as prescribed in Internal Revenue Code Section 7702 for the Cash Value Accumulation Test. These premiums vary with the ages, sexes, and risk classifications of the insureds.

The table below provides an example of applicable percentages for the Cash Value Accumulation Test. This example is for a male non-tobacco preferred issue age 55 and a female non-tobacco preferred issue age 55.

       Policy          Percentage of
        Year             Cash Value

         1                  302%
         2                  290%
         3                  279%
         4                  269%
         5                  259%
         6                  249%
         7                  240%
         8                  231%
         9                  223%
         10                 215%
         11                 207%
         12                 200%
         13                 193%
         14                 186%
         15                 180%
         16                 174%
         17                 169%
         18                 164%
         19                 159%
         20                 154%
         21                 150%
         22                 146%
         23                 142%
         24                 139%
         25                 136%
         26                 133%
         27                 130%
         28                 127%
         29                 125%
         30                 123%
         31                 121%
         32                 119%
         33                 118%
         34                 116%
         35                 115%
         36                 113%
         37                 112%
         38                 111%
         39                 110%
         40                 108%
         41                 107%
         42                 106%
         43                 104%
         44                 103%
         45                 102%


CHANGES IN THE DEATH BENEFIT OPTION

After the first policy year, the policy owner may change the death benefit option. If the change is from Option 1 to Option 2, the specified amount will be decreased by the amount of the cash value. Basic coverage and supplemental coverage will be decreased proportionally. If the change is from Option 2 to Option 1, the specified amount will be increased by the amount of the cash value. Basic coverage and supplemental coverage will be increased proportionally.

Evidence of insurability is not required for a change from Option 1 to Option 2. Nationwide reserves the right to require evidence of insurability for a change from Option 2 to Option 1.

Nationwide also permits changes from Option 3 to Option 1 or Option 3 to Option
2.

Nationwide reserves the right to require evidence of insurability for a change from Option 3 to Option 1 or Option 3 to Option 2.

The effective date of the change will be the monthly anniversary date on or next following the date Nationwide approves the request for change. Only one change of option is permitted per policy year. A change in death benefit option will not be permitted if it results in the total premiums paid exceeding the then current maximum premium limitations prescribed by the IRS to qualify the policy as a life insurance contract.

PROCEEDS PAYABLE ON DEATH

The actual death proceeds payable on the death of the last surviving insured will be the death benefit as described above, less any policy indebtedness, and less any unpaid policy charges. Under certain circumstances, the death proceeds may be adjusted (see "Incontestability," "Error in Age or Sex," and "Suicide").

INCONTESTABILITY

Nationwide will not contest payment of the death proceeds based on the initial specified amount after the policy has been in force during the lifetimes of both insureds for 2 years from the policy date. For any increase in specified amount requiring evidence of insurability, Nationwide will not contest payment of the death proceeds based on such an increase after it has been in force during the lifetimes of both insureds for 2 years from its effective date.

ERROR IN AGE OR SEX

If the age or sex of either insured has been misstated, the affected benefits will be adjusted by the ratio of the last monthly cost of insurance deducted to the monthly cost of insurance that would have been deducted based on the true age and sex of each insured.

SUICIDE

If either insured dies by suicide, while sane or insane, within two years from the policy date, Nationwide will pay no more than the sum of the premiums paid, less any indebtedness, and less any partial surrenders. If either insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the specified amount, Nationwide will pay no more than the amount paid for the additional benefit.

MATURITY PROCEEDS

The maturity date is the policy anniversary on or next following the insured's 100th birthday. If the policy is still in force, maturity proceeds are payable to the policy owner on the maturity date. Maturity proceeds are equal to the amount of the policy's cash value, less any indebtedness.

RIGHT OF CONVERSION

The policy owner may at any time upon written request to Nationwide within 24 months of the policy date, make an irrevocable, one time election to transfer all sub-account cash values to the fixed account. The right of conversion is subject to state availability.

GRACE PERIOD

GRACE PERIOD WITHOUT DEATH BENEFIT GUARANTEES

If the surrender value on a monthly anniversary day is not sufficient to cover the current monthly deduction, and no death benefit guarantee is in effect, a grace period will be allowed for the payment of a premium of at least 4 times the current monthly deduction. Nationwide will send the policy owner a notice at the start of the grace period at the last known address stating the amount of premium required to keep the policy from lapsing.

The grace period will end 61 days after the later of the day Nationwide mails the notice or the monthly anniversary date when the surrender value was insufficient. If the required amount is not paid by the end of the grace period, this policy will terminate without value. Nationwide will pay the death proceeds if the death proceeds become payable during the grace period.

LIFETIME GUARANTEED POLICY CONTINUATION

The policy will not lapse if on each monthly anniversary date, (1) is greater than or equal to (2), where:

     1) is the sum of all premiums paid to date less any indebtedness and less any previous partial surrenders; and

     2) is the sum of the Lifetime Guaranteed Policy Continuation premiums due since the policy date including such premium for the current monthly anniversary date.

The Lifetime Guaranteed Policy Continuation will be permanently lost when premium payments fall below those required to maintain this benefit unless sufficient premiums are paid within a 61 day grace period. Payment of enough premium to make (1) greater than or equal to (2) restores the benefit. Any increase or decrease in specified amount would increase or decrease the minimum guaranteed amount, respectively.

The Lifetime Guaranteed Policy Continuation premium is shown on the policy data page.

LIMITED GUARANTEED POLICY CONTINUATION

During the Limited Guaranteed Policy Continuation period, the policy will not lapse if on each monthly anniversary day (1) is greater than or equal to (2) where:

     1) is the sum of all premiums paid to date, less any indebtedness and less any previous partial surrenders; and

     2) is the sum of the Limited Guaranteed Policy Continuation premiums due since the policy date including such premium for the current monthly anniversary date.

The sum of the Limited Policy Continuation Premiums (LPCP) will be calculated monthly.

Two different premium levels are used in the Limited Policy Continuation Guaranteed Period. These premiums are the Initial Policy Continuation Premium (applicable in years 1-3) and the Long-term Policy Continuation Premium (applicable in years 4+). At the beginning of each in the first three policy years, the sum of LPCP will increase 1/12 of the Initial Policy Continuation Premium. At the beginning of each month in the fourth or later policy years, the sum of LPCP will increase by 1/12 of the Long-term Policy Continuation Premium.

The cash surrender value will be calculated on a daily basis to determine if such value falls to $0 or below. The policy owner may pay premiums at any time to satisfy the terms of the provision. This means that the guarantee is not lost if on any policy month anniversary (1) is less than (2). The guarantee would not be in effect at that time, but could be reinstated if the policyowner paid sufficient premium so that (1) was greater than or equal to (2).

REINSTATEMENT

If the grace period ends and the policy owner has neither paid the required premium nor surrendered the policy for its cash surrender value, the policy lapses. The policy owner may reinstate the policy provided both insureds are alive on the date of reinstatement by:

     1) submitting a written request at any time within 3 years after the end of the grace period and prior to the maturity date;

     2) providing evidence of insurability of both insureds satisfactory to Nationwide;

     3) paying sufficient premium to cover all policy charges that were due and unpaid during the grace period if the policy terminated in the fourth or later policy year;

     4) paying sufficient premium to keep the policy in force for 3 months from the date of reinstatement; and

     5) paying or reinstating any indebtedness against the policy which existed at the end of the grace period.

The effective date of a reinstated policy will be the monthly anniversary day on or next following the date the application for reinstatement is approved by Nationwide. If the policy is reinstated, the cash value on the date of reinstatement, but prior to applying any premiums or loan repayments received, will be set equal to the lesser of:

     1)   The cash value at the end of the grace period; or

     2) The surrender charge for the policy year in which the policy was reinstated.

Unless the policy owner has provided otherwise, all amounts will be allocated based on the underlying mutual fund allocation factors in effect at the start of the grace period.

TAX MATTERS

POLICY PROCEEDS

Section 7702 of the Internal Revenue Code provides that if certain tests are met, a policy will be treated as a life insurance policy for federal tax purposes. Nationwide will monitor compliance with these tests. The policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a policy are excludable from gross income of the beneficiary under Section 101 of the Internal Revenue Code.

Section 7702A of the Internal Revenue Code defines modified endowment contracts as those policies issued or materially changed on or after June 21, 1988 on which the total premiums paid during the first seven years exceed the amount that would have been paid if the policy provided for paid up benefits after seven level annual premiums (see "Information about the Policies"). The Internal Revenue Code states that taxation of surrenders, partial surrenders, loans, collateral assignments and other pre-death distributions from modified endowment contracts (other than certain distributions to terminally ill individuals) are subject to federal income taxes in a manner similar to the way annuities are taxed. Modified endowment contract distributions are defined by the Internal Revenue Code as amounts not received as an annuity and are taxable to the extent the cash value of the policy exceeds, at the time of distribution, the premiums paid into the policy. A 10% tax penalty generally applies to the taxable portion of such distributions unless the policy owner is over age 59 1/2 or disabled or the distribution is part of an annuity to the policy owner as defined in the Internal Revenue Code. Under certain circumstances, certain distributions made under a policy on the life of a "terminally ill individual," as that term is defined in the Internal Revenue Code, are excludable from gross income.

The policies offered by this prospectus may or may not be issued as modified endowment contracts. Nationwide will monitor premiums paid and will notify the policy owner when the policy's non-modified endowment status is in jeopardy. If a policy is not a modified endowment contract, a cash distribution during the first 15 years after a policy is issued which causes a reduction in death benefits may still become fully or partially taxable to the policy owner pursuant to Section 7702(f)(7) of the Internal Revenue Code. The policy owner should carefully consider this potential effect and seek further information before initiating any changes in the terms of the policy. Under certain conditions, a policy may become a modified endowment as a result of a material change or a reduction in benefits as defined by Section 7702A(c) of the Internal Revenue Code.

In addition to meeting the tests required under Section 7702, Section 817(h) of the Internal Revenue Code requires that the investments of separate accounts such as the variable account be adequately diversified. Regulations under 817(h) provide that a variable life policy that fails to satisfy the diversification standards will not be treated as life insurance unless such failure was inadvertent, is corrected, and the policy owner or Nationwide pays an amount to the IRS. The amount will be based on the tax that would have been paid by the policy owner if the income, for the period the policy was not diversified, had been received by the policy owner.

If the failure to diversify is not corrected in this manner, the policy owner will be deemed the owner of the underlying securities and taxed on the earnings of his or her account.

Representatives of the IRS have suggested, from time to time, that the number of underlying mutual funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the U.S. Secretary of the Treasury issue additional rules or regulations limiting the number of underlying mutual funds, transfers between underlying mutual funds, exchanges of underlying mutual funds or changes in investment objectives of underlying mutual funds such that the policy would no longer qualify as life insurance under Section 7702 of the Internal Revenue Code, Nationwide will take whatever steps are available to remain in compliance.

Nationwide will monitor compliance with these regulations and, to the extent necessary, will change the objectives or assets of the sub-account investments to remain in compliance.

A total surrender or cancellation of the policy by lapse or the maturity of the policy on its maturity date may have adverse tax consequences. If the amount received by the policy owner plus total policy indebtedness exceeds the premiums paid into the policy, the excess generally will be treated as taxable income, regardless of whether or not the policy is a modified endowment contract.

WITHHOLDING

Distributions of income from a modified endowment contract are subject to federal income tax withholding; however, the recipient may elect not to have the withholding taken from the distribution. A distribution of income from a modified endowment contract may be subject to mandatory back-up withholding (which cannot be waived). The mandatory back-up withholding rate is 31% of the income that is distributed and will arise if no Taxpayer identification number is provided to Nationwide, or if the IRS notifies Nationwide that back-up withholding is required.

FEDERAL ESTATE AND GENERATION-SKIPPING TRANSFER TAXES

The federal estate tax is integrated with the federal gift tax under a unified tax rate schedule. In general, in 2000, an estate of less than $675,000 (inclusive of certain pre-death gifts) will not incur a federal estate tax liability. In addition, an unlimited marital deduction may be available for federal estate tax purposes, for certain amounts that pass to the surviving spouse.

When the last surviving insured dies, the death benefit will generally be included in such insured's federal gross estate if: (1) the proceeds were payable to or for the benefit of the insured's estate; or (2) the insured held any "incident of ownership" in the policy at death or at any time within three years of death. An incident of ownership is, in general, any right that may be exercised by the policy owner, such as the right to borrow on the policy, or the right to name a new beneficiary.

If the policy owner (whether or not he or she is the insured) transfers ownership of the policy to another person, such transfer may be subject to a federal gift tax. In addition, if such policy owner transfers the policy to someone two or more generations younger than the policy owner, the transfer may be subject to the federal generation-skipping transfer tax ("GSTT"), the taxable amount being the value of the policy.

Similarly, if the beneficiary is two or more generations younger than the insured, the payment of the death proceeds at the death of the insured may be subject to the GSTT. Pursuant to regulations recently promulgated by the U.S. Secretary of the Treasury, Nationwide may be required to withhold a portion of the death proceeds and pay them directly to the IRS as the GSTT liability.

The GSTT provisions generally apply to the same transfers that are subject to estate or gift taxes.

The tax rate is a flat rate equal to the maximum estate tax rate (currently 55%), and there is a provision for an aggregate $1 million exemption. Due to the complexity of these rules, the policy owner should consult with counsel and other competent advisors regarding these taxes.

NON-RESIDENT ALIENS

Pre-death distributions from modified endowment contracts to nonresident aliens ("NRAs") are generally subject to federal income tax and tax withholding, at a statutory rate of 30% of the amount of income that is distributed. Nationwide is required to withhold such amount from the distribution and remit it to the IRS. Distributions to certain NRAs may be subject to lower, or in certain instances zero, tax and withholding rates, if the United States has entered into an applicable treaty. However, in order to obtain the benefits of such treaty provisions, the NRA must give to Nationwide sufficient proof of his or her residency and citizenship in the form and manner prescribed by the IRS. In addition, the NRA must obtain an individual Taxpayer identification number from the IRS, and furnish that number to Nationwide prior to the distribution. If Nationwide does not have the proper proof of citizenship or residency and a proper individual Taxpayer identification number prior to any distribution, Nationwide will be required to withhold 30% of the income, regardless of any treaty provision.

A pre-death distribution may not be subject to withholding where the recipient sufficiently establishes to Nationwide that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and that such payment is includible in the recipient's gross income for United States federal income tax purposes, Any such distributions may be subject to back-up withholding at the statutory rate (currently 31%) if no Taxpayer identification number, or an incorrect Taxpayer identification number, is provided.

State and local estate, inheritance, income and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary.

TAXATION OF POLICY SPLIT OPTION RIDER

The Policy Split Option Rider permits a policy to be split into two other single life insurance contracts upon the occurrence of a divorce of the joint insureds or certain other changes in federal estate tax.

A policy split could have adverse tax consequences. It is not clear whether a policy split will be treated as a nontaxable exchange under Section 1035 of the Internal Revenue Code. If a policy split is not treated as a nontaxable exchange, a split could result in the recognition of taxable income in an amount up to any gain in the policy at the time of the split. Additionally, it is not clear whether, in all circumstances, the resulting individual contracts would be treated as life insurance contracts for federal income tax purposes and, if so treated, whether the individual contracts would be classified as modified endowment contracts. Before the policy owner exercises rights provided by the Policy Split Option Rider, it is important that a tax adviser be consulted regarding the possible consequences of a policy split.

DESCRIPTION OF CASH VALUE ACCUMULATION TEST AND GUIDELINE PREMIUM/CASH VALUE CORRIDOR TEST

Section 7702(b)(1) of the Internal Revenue Code provides that if one of two alternate tests is met, a policy will be treated as life insurance for federal tax purposes. The two tests are referred to as the Cash Value Accumulation Test and the Guideline Premium/Cash Value Corridor Test.

The Cash Value Accumulation Test generally requires that under the terms of a life insurance policy, the death benefit must be sufficient so that the cash surrender value, as defined in Section 7702(f)(2), does not at any time exceed the net single premium required to fund the future benefits under the policy. The net single premium under the policy will vary according to the age, sex and underwriting classification of the insureds.

Under the Cash Value Accumulation Test, there is no limit to the amount that may be paid in premiums as long as there is sufficient death benefit in relation to the account value at all times. A table containing the applicable percentage of cash value can be found in the "How the Death Benefit Varies" section.

The Guideline Premium/Cash Value Corridor Test requires that the sum of the premiums paid into the policy does not at any time exceed the guideline premium limitation. Additionally, a minimum corridor of death benefit in relation to account value must be maintained.

Policy owners who elect this test are given the option of electing either an Option 1 or Option 2 death benefit. Please refer to "How the Death Benefit Varies" for a detailed explanation.

The policy owners must make the election of death benefit qualification tests on the application. Once elected, the death benefit qualification test cannot be changed for the duration of the policy. If no option is designated, the Guideline Premium/Cash Value Corridor Test with an Option 1 death benefit will be assumed by Nationwide to have been selected.

Regardless of which test is selected, Nationwide will monitor compliance to assure that the policy meets the statutory definition of life insurance for federal tax purposes. The policy should thus receive the same federal income tax treatment as fixed benefit life insurance. As a result, the death proceeds payable under a policy are excludable from gross income of the beneficiary under
Section 101 of the Internal Revenue Code.

The policy owner elects either the Cash Value Accumulation Test or the Guideline Premium/Cash Value Corridor Test in the application. This election is irrevocable.

TAXATION OF NATIONWIDE

Nationwide is taxed as a life insurance company under the Internal Revenue Code. Since the variable account is not a separate entity from Nationwide and its operations form a part of Nationwide, it will not be taxed separately as a "regulated investment company" under Sub-chapter M of the Internal Revenue Code. Investment income and realized capital gains on the assets of the variable account are reinvested and taken into account in determining the value of accumulation units. As a result, such investment income and realized capital gains are automatically applied to increase reserves under the policies.

Nationwide does not initially expect to incur any federal income tax liability that would be chargeable to the variable account. Based upon these expectations, no charge is currently being made against the variable account for federal income taxes. If, however, Nationwide determines that on a separate company basis such taxes may be incurred, it reserves the right to assess a charge for such taxes against the variable account.

Nationwide may also incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If they increase, however, charges for such taxes may be made.

TAX CHANGES

The foregoing discussion, which is based on Nationwide's understanding of federal tax laws as they are currently interpreted by the IRS, is general and is not intended as tax advice.

The Internal Revenue Code has been subjected to numerous amendments and changes, and it is reasonable to believe that it will continue to be revised. The United States Congress has, in the past, considered numerous legislative proposals that, if enacted, could change the tax treatment of the policies. It is reasonable to believe that such proposals, and future proposals, may be enacted into law. In addition, the U.S. Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing law that may be at variance with its current positions on these matters. In addition, current state law (which is not discussed herein), and future amendments to state law, may affect the tax consequences of the policy.

If the policy owner, insured, or beneficiary or other person receiving any benefit or interest in or from the policy is not both a resident and citizen of the United States, there may be a tax imposed by a foreign country, in addition to any tax imposed by the United States. The foreign law (including regulations, rulings, and case law) may change and impose additional taxes on the policy, the death proceeds, or other distributions and/or ownership of the policy, or a treaty may be amended and all or part of the favorable treatment may be eliminated.

Any or all of the foregoing may change from time to time without any notice, and the tax consequences arising out of a policy may be changed retroactively. There is no way of predicting if, when, or to what extent any such change may take place. No representation is made as to the likelihood of the continuation of these current laws, interpretations, and policies.

The foregoing is a general explanation as to certain tax matters pertaining to insurance policies. It is not intended to be legal or tax advice, and should not take the place of your independent legal, tax and/or financial advisor.

LEGAL CONSIDERATIONS

On July 6, 1983, the U.S. Supreme Court held in Arizona Governing Committee v. Norris (Norris) that certain annuity benefits provided by employers' retirement and fringe benefit programs may not vary between men and women on the basis of sex. This decision applies only to benefits derived from premiums made on or after August 1, 1983. The policies offered by this prospectus are based upon actuarial tables which distinguish between men and women. Thus the policies provide different benefits to men and women of the same age. Accordingly, employers and employee organizations should consider, in consultation with legal counsel, the impact of Norris on any employment related insurance or benefit program before purchasing this policy.

STATE REGULATION

Nationwide is subject to the laws of Ohio governing insurance companies and to regulation by the Ohio Insurance Department. An annual statement in a prescribed form is filed with the Ohio Insurance Department each year covering the operation of Nationwide for the preceding year and its financial condition as of the end of such year. Regulation by the Ohio Insurance Department includes periodic examination to determine Nationwide's contract liabilities and reserves so that the Ohio Insurance Department may certify the items are correct. Nationwide's books and accounts are subject to review by the Ohio Insurance Department at all times and a full examination of its operations is conducted periodically by the National Association of Insurance Commissioners. Such regulation does not, however, involve any supervision of management or investment practices or policies. In addition, Nationwide is subject to regulation under the insurance laws of other jurisdictions in which it may operate.

REPORTS TO POLICY OWNERS

Nationwide will mail to the policy owner at the last known address of record:

- an annual statement containing: the amount of the current death benefit, cash value, cash surrender value, premiums paid, monthly charges deducted, amounts invested in the fixed account and the sub-accounts, and policy indebtedness;

- annual and semi-annual reports containing all applicable information and financial statements or their equivalent, which must be sent to the underlying mutual fund beneficial shareholders as required by the rules under the Investment Company Act of 1940 for the variable account; and

- statements of significant transactions, such as changes in specified amount, changes in death benefit options, changes in future premium allocations, transfers among sub-accounts, premium payments, loans, loan repayments, reinstatement and termination.

ADVERTISING

Nationwide is ranked and rated by independent financial rating services, including Moody's, Standard & Poor's and A.M. Best Company.

The purpose of these ratings is to reflect the financial strength or claims-paying ability of Nationwide. The ratings are not intended to reflect the investment experience or financial strength of the variable account. Nationwide may advertise these ratings from time to time. In addition, Nationwide may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend Nationwide or the policies. Furthermore, Nationwide may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

LEGAL PROCEEDINGS

Nationwide is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on Nationwide.

In recent years, life insurance companies have been named as defendants in lawsuits, including class action lawsuits, relating to life insurance and annuity pricing and sales practices. A number of these lawsuits have resulted in substantial jury awards or settlements.

In November 1997, two plaintiffs, one who was the owner of a variable life insurance contract and the other who was the owner of a variable annuity contract, commenced a lawsuit in a federal court in Texas against Nationwide Life Insurance Company and the American Century group of defendants (Robert Young and David D. Distad v. Nationwide Life Insurance Company et al.). In this lawsuit, plaintiffs sought to represent a class of variable life insurance contract owners and variable annuity contract owners whom they claim were allegedly misled when purchasing these variable contracts into believing that the performance of their underlying mutual fund option managed by American Century, whose shares may only be purchased by insurance companies, would track the performance of a mutual fund, also managed by American Century, whose shares are publicly traded. The amended complaint seeks unspecified compensatory and punitive damages. On April 27, 1998, the District Court denied, in part, and granted, in part, motions to dismiss the complaint filed by Nationwide and American Century. The remaining claims against Nationwide allege securities fraud, common law fraud, civil conspiracy, and breach of contract. The District Court, on December 2, 1998, issued an order denying plaintiffs' motion for class certification and the appeals court declined to review the order denying class certification upon interlocutory appeal. On June 11, 1999, the District Court denied the plaintiffs' motion to amend their complaint and reconsider class certification. In January 2000, Nationwide and American Century settled this lawsuit now limited to the claims of the two named plaintiffs. On February 9, 2000, the court dismissed this lawsuit with prejudice.

On October 29, 1998, Nationwide was named in a lawsuit filed in Ohio state court related to the sale of deferred annuity products for use as investments in tax-deferred contributory retirement plans (Mercedes Castillo v. Nationwide Financial Services, Inc., Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company). On May 3, 1999, the complaint was amended to, among other things, add Marcus Shore as a second plaintiff. The amended complaint is brought as a class action on behalf of all persons who purchased individual deferred annuity contracts or participated in group annuity contracts sold by Nationwide and the other named Nationwide affiliates which were used to fund certain tax-deferred retirement plans. The amended complaint seeks unspecified compensatory and punitive damages. No class has been certified. On June 11, 1999, Nationwide and the other named defendants filed a motion to dismiss the amended complaint. On March 8, 2000, the court denied the motion to dismiss the amended complaint filed by Nationwide and other named defendants. Nationwide intends to defend this lawsuit vigorously.

There can be no assurance that any litigation relating to pricing or sales practices will not have a material adverse effect on Nationwide in the future.

The general distributor, Waddell & Reed, is not engaged in any litigation of any material nature.


EXPERTS

The audited financial statements have been included herein in reliance upon the reports of KPMG, LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

REGISTRATION STATEMENT

A registration statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the policies offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the variable account, Nationwide, and the policies offered hereby. Statements contained in this prospectus as to the content of policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

DISTRIBUTION OF THE POLICIES


The policies will be sold by licensed insurance agents in those states where the policies may lawfully be sold. Agents are registered representatives of broker dealers registered under the Securities Exchange Act of 1934 who are member firms of the National Association of Securities Dealers, Inc. ("NASD"). The policies will be distributed by the general distributor, Waddell & Reed, Inc. Waddell & Reed, Inc. was organized as a Delaware corporation in 1981.

Waddell & Reed, Inc. acts as general distributor for the following investment companies:

WADDELL & REED ADVISORS FUNDS
WADDELL & REED ADVISORS FUNDS, INC.

-        Waddell & Reed Advisors Accumulative Fund
-        Waddell & Reed Advisors Bond Fund
-        Waddell & Reed Advisors Income Fund
-        Waddell & Reed Advisors Science and Technology Fund
-        Waddell & Reed Advisors Asset Strategy Fund, Inc.
-        Waddell & Reed Advisors Cash Management, Inc.
-        Waddell & Reed Advisors Continental Income Fund, Inc.
-        Waddell & Reed Advisors Government Securities Fund, Inc.
-        Waddell & Reed Advisors High Income Fund, Inc.
-        Waddell & Reed Advisors High Income Fund II, Inc.
-        Waddell & Reed Advisors International Growth Fund, Inc.
-        Waddell & Reed Advisors Municipal Bond Fund, Inc.
-        Waddell & Reed Advisors Municipal High Income Fund, Inc.
-        Waddell & Reed Advisors New Concepts Fund, Inc.
-        Waddell & Reed Advisors Retirement Shares, Inc.
-        Waddell & Reed Advisors Small Cap Fund, Inc.
-        Waddell & Reed Advisors Tax-Managed Equity Fund, Inc.
-        Waddell & Reed Advisors Vanguard Fund, Inc.

W&R FUNDS, INC.

-        Asset Strategy Fund
-        International Growth Fund
-        Large Cap Growth Fund
-        Mid Cap Growth Fund
-        Science and Technology Fund
-        Small Cap Growth Fund
-        Tax-Managed Equity Fund
-        Total Return Fund

TARGET/UNITED FUNDS, INC. (TO BE RENAMED W&R/TARGET FUNDS, INC.)

-        Asset Strategy Portfolio
-        Balanced Portfolio
-        Bond Portfolio
-        Growth Portfolio
-        High Income Portfolio
-        Income Portfolio
-        International Growth Portfolio
-        Large Cap Growth Portfolio
-        Mid Cap Growth Portfolio
-        Science and Technology Portfolio
-        Small Cap Growth Portfolio
-        Tax-Managed Equity Portfolio
-        Total Return Portfolio


Gross first year commissions plus any expense allowance payments paid by Nationwide on the sale of these policies provided by the General Distributor will not exceed 99% of the target premium plus 4% of any excess premium payments. Gross renewal commissions in years 2 through 10 paid by Nationwide will not exceed 4% of actual premium payment, and will not exceed 2% in policy years 11 and thereafter.


No underwriting commissions have been paid by Nationwide to Waddell & Reed, Inc.


WADDELL &REED, INC. DIRECTORS AND OFFICERS

                                                                     POSITIONS AND OFFICES
       NAME AND BUSINESS ADDRESS                                        WITH UNDERWRITER

 Keith A. Tucker                                                Director, Chairman of the Board
 6300 Lamar Ave.
 Overland Park, KS 66202

 Robert L. Hechler                                       Director, President, Chief Executive Officer,
 6300 Lamar Ave.                                           Principal Financial Officer and Treasurer
 Overland Park, KS 66202

 Henry J. Hermann                                                           Director
 6300 Lamar Ave.
 Overland Park, KS 66202

 Robert J. Williams                                               Executive Vice President and
 6300 Lamar Ave.                                                     National Sales Manager
 Overland Park, KS 66202

 Thomas W. Butch                                                  Executive Vice President and
 6300 Lamar Ave.                                                    Chief Marketing Officer
 Overland Park, KS 66202

 Daniel C. Schulte                                            Senior Vice President, Secretary and
 6300 Lamar Ave.                                                      Chief Legal Officer
 Overland Park, KS 66202


KEITH A. TUCKER - Chairman of the Board of Directors of the registered investment companies for which Waddell & Reed, Inc. serves as principal underwriter; Chairman of the Board of Directors, Chief Executive Officer and Director of Waddell & Reed Financial, Inc.; President, Chairman of the Board of Directors and Chief Executive Officer of Waddell & Reed Financial Services, Inc.; Chairman of the Board of Directors of Waddell & Reed Investment Management Company, Waddell & Reed, Inc. and Waddell & Reed Services Company; formerly, President of each of the registered investment companies for which Waddell & Reed, Inc. serves as principal underwriter; formerly, Chairman of the Board of Directors of Waddell & Reed Asset Management Company, a former affiliate of Waddell & Reed Financial, Inc. Date of birth: February 11, 1945.

ROBERT L HECHLER - President and Principal Financial Officer of the registered investment companies for which Waddell & Reed, Inc. serves as principal underwriter; Executive Vice President, Chief Operating Officer and Director of Waddell & Reed Financial, Inc.; Vice President, Chief Operating Officer, Director and Treasurer of Waddell & Reed Financial Services, Inc.; Executive Vice President, Principal Financial Officer, Director and Treasurer of WRIMCO; President, Chief Executive Officer, Principal Financial Officer, Director and Treasurer of Waddell & Reed, Inc.; Director and Treasurer of Waddell & Reed Services Company; Chairman, Chief Executive Officer, President and Director of Fiduciary Trust Company of New Hampshire, an affiliate of Waddell & Reed, Inc.; Director of Legend Group Holdings, LLC, Legend Advisory Corporation, Legend Equities Corporation, Advisory Services Corporation, The Legend Group, Inc. and LEC Insurance Agency, Inc., affiliates of Waddell & Reed Financial, Inc.; formerly, Vice President of each of the funds in the Fund Complex; formerly, Director and Treasurer of Waddell & Reed Asset Management Company; formerly, President of Waddell & Reed Services Company. Date of birth: November 12, 1936.

HENRY J. HERRMANN - Vice President of the registered investment companies for which Waddell & Reed, Inc. serves as principal underwriter; President, Chief Investment Officer, and Director of Waddell & Reed Financial, Inc.; Vice President, Chief Investment

Officer and Director of Waddell & Reed Financial Services, Inc.; Director of Waddell & Reed, Inc.; President, Chief Executive Officer, Chief Investment Officer and Director of Waddell & Reed Investment Management Company (WRIMCO); Chairman of the Board of Directors of Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; formerly, President, Chief Executive Officer, Chief Investment Officer and Director of Waddell & Reed Asset Management Company. Date of birth: December 8, 1942.

ROBERT J. WILLIAMS - Senior Vice President of Waddell & Reed Financial, Inc.; Vice President and National Sales Manager of Waddell & Reed Financial Services, Inc.; Executive Vice President and National Sales Manager of Waddell & Reed, Inc.; President and Director of W & R Insurance Agency, Inc. (and eight other state-specific insurance agencies). Date of birth: March 21, 1944.

THOMAS W. BUTCH - Senior Vice President and Chief Marketing Officer of Waddell & Reed Financial, Inc.; Executive Vice President and Chief Marketing Officer of Waddell & Reed, Inc. Date of birth: December 16, 1956.

DANIEL C. SCHULTE - Vice President, Assistant Secretary and General Counsel of the registered investment companies for which Waddell & Reed, Inc. serves as principal underwriter; Vice President, Secretary and General Counsel of Waddell & Reed Financial, Inc.; Senior Vice President, Secretary and Director of Waddell & Reed Financial Services, Inc. and Waddell & Reed Services Company; Senior Vice President, Secretary and General Counsel of Waddell & Reed, Inc. and Waddell & Reed Investment Management Company; Vice President, Secretary and Director of W & R Insurance Agency, Inc. (and eight other state-specific insurance agencies); Assistant Secretary and General Counsel of Austin, Calvert & Flavin, Inc. Date of birth: December 8, 1965.


ADDITIONAL INFORMATION ABOUT NATIONWIDE

The life insurance business, including annuities, is the only business in which Nationwide is engaged.

Nationwide markets its policies through independent insurance brokers, general agents, and registered representatives of registered NASD broker/dealer firms.

Nationwide serves as depositor for the following separate investment accounts, each of which is a registered investment company:

     -    Nationwide Variable Account;
     -    Nationwide Variable Account-II;
     -    Nationwide Variable Account-3;
     -    Nationwide Variable Account-4;
     -    Nationwide Variable Account-5;
     -    Nationwide Variable Account-6;
     -    Nationwide Fidelity Advisor Variable Account;
     -    Nationwide Variable Account-8;
     -    Nationwide Variable Account-9;
     -    Nationwide Variable Account-10;
     -    MFS Variable Account;
     -    Nationwide Multi-Flex Variable Account;
     -    Nationwide VLI Separate Account;
     -    Nationwide VLI Separate Account-2;
     -    Nationwide VLI Separate Account-3;
     -    Nationwide VLI Separate Account-4;
     -    Nationwide VLI Separate Account-5;
     -    NACo Variable Account;
     -    Nationwide DC Variable Account; and the
     -    Nationwide DCVA-II.

Nationwide, in common with other insurance companies, is subject to regulation and supervision by the regulatory authorities of the states in which it is licensed to do business. A license from the state insurance department is a prerequisite to the transaction of insurance business in that state. In general, all states have statutory administrative powers. Such regulation relates, among other things, to licensing of insurers and their agents, the approval of policy forms, the methods of computing reserves, the form and content of statutory financial statements, the amount of policyholders' and stockholders' dividends, and the type of distribution of investments permitted.

Nationwide operates in the highly competitive field of life insurance. There are approximately 2,300 stock, mutual and other types of insurers in the life insurance business in the United States, and a large number of them compete with the registrant in the sale of insurance policies.

As is customary in insurance company groups, employees are shared with the other insurance companies in the group. In addition to its direct salaried employees, Nationwide shares employees with Nationwide Mutual Insurance Company and Nationwide Mutual Fire Insurance Company.

Nationwide does not presently own or lease any materially important physical properties when its property holdings are viewed in relation to its total assets. Nationwide shares its home office, other facilities and equipment with Nationwide Mutual Insurance Company.

Company Management

Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company, together with Nationwide Mutual Insurance Company, Nationwide Mutual Fire Insurance Company, Nationwide Property and Casualty Insurance Company and Nationwide General Insurance Company and their affiliated companies comprise the Nationwide group of companies. The companies listed above have substantially common boards of directors and officers.

Nationwide Financial Services, Inc. ("NFS") is the sole shareholder of Nationwide. NFS serves as a holding company for other financial institutions. Nationwide is the sole owner of Nationwide Life and Annuity Insurance Company.

Each of the directors and officers listed below is a director or officer respectively of at least one or more of the other major insurance affiliates of the Nationwide group of companies. Messrs. McFerson, Gasper, Woodward and Ms. Thomas are also trustees of one or more of the registered investment companies distributed by NISC, a registered broker-dealer affiliated with the Nationwide group of companies.

DIRECTORS OF NATIONWIDE


DIRECTORS OF THE DEPOSITOR NAME AND
     PRINCIPAL BUSINESS ADDRESS         POSITIONS AND OFFICES
                                            WITH DEPOSITOR                       PRINCIPAL OCCUPATION

Lewis J. Alphin                                Director           Farm Owner and Operator, Bell Farms (1)
519 Bethel Church Road
Mount Olive, NC 28365-6107

A. I. Bell                                     Director           Farm Owner and Operator (1)
4121 North River Road West
Zanesville, OH 43701

Kenneth D. Davis                               Director           Farm Owner and Operator (1)
7229 Woodmansee Road
Leesburg, Ohio 45135

Keith W. Eckel                                 Director           Partner, Fred W. Eckel Sons; President, Eckel
1647 Falls Road                                                   Farms, Inc. (1)
Clarks Summit, PA 18411

Willard J. Engel                               Director           Retired General Manager, Lyon County Co-operative
301 East Marshall Street                                          Oil Company (1)
Marshall, MN 56258

Fred C. Finney                                 Director           Owner and Operator, Moreland Fruit Farm; Operator,
1558 West Moreland Road                                           Melrose Orchard (1)
Wooster, OH 44691


DIRECTORS OF NATIONWIDE

DIRECTORS OF THE DEPOSITOR NAME AND     POSITIONS AND OFFICES
     PRINCIPAL BUSINESS ADDRESS             WITH DEPOSITOR                       PRINCIPAL OCCUPATION

Joseph J. Gasper                      President and Chief         President and Chief Operating Officer, Nationwide
One Nationwide Plaza                  Operating Officer and       Life Insurance Company and Nationwide Life and
Columbus, OH 43215                    Director                    Annuity Insurance Company (2)

Dimon R. McFerson                     Chairman and Chief          Chairman and Chief Executive Officer (2)
One Nationwide Plaza                  Executive Officer and
Columbus, OH 43215                    Director

David O. Miller                       Chairman of the Board and   President, Owen Potato Farm, Inc.; Partner, M&M
115 Sprague Drive                     Director                    Enterprises (1)
Hebron, OH 43025

Yvonne L. Montgomery                           Director           Senior Vice President and General Manager Public
Xerox Corporation                                                 Sector Worldwide/Document Solutions Group
Suite 200                                                         Operations, Xerox Corporation (2)
1401 H Street NW
Washington, DC 2007

Ralph M. Paige                                 Director           Executive Director Federation of Southern
Federation of Southern                                            Cooperatives/Land Assistance Fund
Cooperative/Land Assistance Fund
2769 Church Street
East Point, Ga 30344

James F. Patterson                             Director           Vice President, Pattersons, Inc.; President,
8765 Mulberry Road                                                Patterson Farms, Inc. (1)
Chesterland, OH 44026

Arden L. Shisler                               Director           President and Chief Executive Officer, K&B
1356 North Wenger Road                                            Transport, Inc. (1)
Dalton, OH 44618

Robert L. Stewart                              Director           Owner and Operator Sunnydale Farms and Mining (1)
88740 Fairview Road
Jewett, OH 43986

Nancy C. Thomas                                Director           Co-owner, Thomas Farms (2)
1767D Westwood Avenue
Alliance, OH 44601

     (1)  Principal occupation for last 5 years.
     (2) Prior to assuming this current position, held other executive management positions with the same or affiliated companies.

Each of the directors is a director of the other major insurance affiliates of the Nationwide group of companies, except Mr. Gasper who is a director only of Nationwide Life Insurance Company and Nationwide Life and Annuity Insurance Company. Messrs. McFerson and Gasper are directors of NISC, a registered broker-dealer.

Messrs. McFerson, Miller, Patterson, and Shisler are directors of Nationwide Financial Services, Inc. Mr. McFerson and Ms. Thomas are trustees of Nationwide Mutual Funds, a registered investment company. Messrs. McFerson, Gasper and Woodward are trustees of Nationwide Separate Account Trust and Nationwide Asset Allocation Trust, registered investment companies. Mr. McFerson is trustee of Financial Horizons Investment Trust and Nationwide Mutual Funds, registered investment companies.


EXECUTIVE OFFICERS OF NATIONWIDE

OFFICERS OF THE DEPOSITOR                         OFFICES OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS



Richard D. Headley                                Executive Vice President - Chief Information Technology Officer
One Nationwide Plaza
Columbus, OH 43215

Robert A. Oakley                                  Executive Vice President - Chief Financial Officer
One Nationwide Plaza
Columbus, OH 43215

Robert J. Woodward, Jr.                           Executive Vice President - Chief Investment Officer
One Nationwide Plaza
Columbus, OH 43215

Charles A. Bryan                                  Senior Vice President - Chief Actuary - Property and Casualty
One Nationwide Plaza
Columbus, OH 43215

John R. Cook, Jr.                                 Senior Vice President - Chief Communications Officer
One Nationwide Plaza
Columbus, OH 43215

David A Diamond                                   Senior Vice President - Corporate Controller
One Nationwide Plaza
Columbus, OH 43215

Phillip C. Gath                                   Senior Vice President - Chief Actuary - Nationwide Financial
One Nationwide Plaza
Columbus, OH 43215

Patricia R. Hatler                                Senior Vice President, General Counsel and Secretary
One Nationwide Plaza
Columbus, OH 43215

David K. Hollingsworth                            Senior Vice President - Multi-channel and Sponsor Relations
One Nationwide Plaza
Columbus, OH 43215

David R. Jahn                                     Senior Vice President - Commercial Insurance
One Nationwide Plaza
Columbus, OH 43215

Donna A. James                                    Senior Vice President - Chief Human Resources Officer
One Nationwide Plaza
Columbus, OH 43215

Richard A. Karas                                  Senior Vice President - Sales - Financial Services
One Nationwide Plaza
Columbus, OH 43215

Gregory S. Lashutka                               Senior Vice President - Corporate Relations
One Nationwide Plaza
Columbus, OH 43215

Edwin P. McCausland, Jr.                          Senior Vice President - Fixed Income Securities
One Nationwide Plaza
Columbus, OH 43215

Mark D. Phelan                                    Senior Vice President - Technology Services
One Nationwide Plaza
Columbus, OH 43215

Douglas C. Robinette                              Senior Vice President - Claims and Financial Services
One Nationwide Plaza
Columbus, OH 43215


OFFICERS OF THE DEPOSITOR                        OFFICES OF THE DEPOSITOR
NAME AND PRINCIPAL BUSINESS ADDRESS
Mark R. Thresher
One Nationwide Plaza                              Senior Vice President - Finance - Nationwide Financial
Columbus, OH 43215

Richard M. Waggoner                               Senior Vice President - Operations
One Nationwide Plaza
Columbus, OH 43215

Susan A. Wolken                                   Senior Vice President - Life Company Operations
One Nationwide Plaza
Columbus, OH 43215


DIMON R. MCFERSON has been a Director since April 1988 and Chairman and Chief Executive Officer since April 1996. He was elected Chief Executive Officer in December 1992, and President and Chief Executive Officer in December 1993. He was President and General Manager of Nationwide Mutual Insurance Company from April 1988 to April 1991; President and Chief Operating Officer of Nationwide Mutual Insurance Company from April 1991 to December 1992; and President and Chief Executive Officer of Nationwide Mutual Insurance Company from December 1992 to April 1996. Mr. McFerson has been with Nationwide for 20 years.

JOSEPH J. GASPER has been President and Chief Operating Officer and Director of Nationwide since April 1996. Previously, he was Executive Vice President - Property/Casualty Operations of Nationwide Mutual Insurance Company from April 1995 to April 1996. He was Senior Vice President - Property/Casualty Operations of Nationwide Mutual Insurance Company from September 1993 to April 1995. Prior to that time, Mr. Gasper held numerous positions within Nationwide. Mr. Gasper has been with Nationwide for 33 years.

LEWIS J. ALPHIN has been a Director of Nationwide since 1993. Mr. Alphin owns and operates an 800-acre farm in Mt. Olive, NC. He taught agriculture business at James Sprunt Community Collegy in Kenansville, NC for more than 22 years before retiring in 1994. He is the former board chairman of the Cape Fear Farm Credit Association, a member and former vice president, secretary/treasurer, and director of the Duplin County Agribusiness Council, and a former board member of the Southern States Cooperative (1986 to 1993). Mr. Alphin is a member of the Duplin County Farm Bureau, the North Carolina Farm Bureau, ad the Farm Credit Council. He is a member and former director of the Oak Wolfe Fire Department.

A. I. BELL has been a Director of Nationwide since April, 1998. Mr. Bell has served as a state trustee of the Ohio Farm Bureau Federation from 1991 to 1998 and as president that last four years. He oversees the Bell family farm in Zanesville, Ohio. The farm is the hub of a multi-family swine network, in addition to grain and beef operations. Mr. Bell has represented the Ohio Farm Bureau at state and national level activities, and has traveled internationally representing Ohio agriculture. In 1995, he was introduced into The Ohio State University Department of Animal Sciences Hall of Fame.

CHARLES A. BRYAN has been a Senior Vice President - Chief Actuary - Property and Casualty since 1998. Prior to joining Nationwide, Mr. Bryan was president, Chief Operating Officer of Direct Response Corporation from 1996 to 1998. Prior to that time, Mr. Bryan was a partner with Ernst & Young.

JOHN R. COOK, JR. has been Senior Vice President - Chief Communications Officer since May 1997. Previously, Mr. Cook was Senior Vice President - Chief Communications Officer of USAA from July 1989 to May 1997. Mr. Cook has been with Nationwide for 2 years.

KENNETH D. DAVIS has been a Director of Nationwide since April 1999. Mr. Davis is the immediate past president of the Ohio Farm Bureau Federation. He served as a member of the Ohio Farm Bureau Federation's board of trustees from 1989 until 1999. He served as first vice president of the board from 1994 until

1998. Mr. Davis serves on the board of directors of his local rural electric cooperatives and is a member of many agriculture organizations including the Ohio Corn Growers, Ohio Cattlemen's and Ohio Soybean associations.

DAVID A. DIAMOND has been Senior Vice President - Corporate Controller since August 1999. He was Vice President-Controller from August 1996 to August 1999. Previously, he was Vice President - Controller from October 1993 to August 1996. Prior to that time, Mr. Diamond held several positions within Nationwide. Mr. Diamond has been with Nationwide for 11 years.

KEITH W. ECKEL has been a Director of Nationwide since April 1996. Mr. Eckel is a partner of Fred W. Eckel Sons and president of Eckel Farms, Inc. in northeast Pennsylvania. He received the Master Farmer award from Penn State University in 1982. Mr. Eckel is a member of the Pennsylvania Agricultural Land Preservation Board. He is a former president of the Pennsylvania Farm Bureau, a position he held for 15 years, and the Lackawanna County Cooperative Extension Association. He has served as a board member and executive committee member of the American Farm Bureau Federation. He is a former vice president of the Pennsylvania Council of Cooperative Extension Associations and former board member of the Pennsylvania Vegetable Growers Association.

WILLARD J. ENGEL has been a Director of Nationwide since 1994. Mr. Engel served as general manager of Lyon County Co-Operative Oil Co. in Marshall, MN from 1975 to 1997, and occasionally serves on a consulting basis. He previously was a division manager of the Truman Farmers Elevator. He is a former director of the Western Co-op Transport in Montevideo, MN, a former director and legislative committee chairman of the Northwest Petroleum Association in St. Paul, and a former director of Farmland Industries in Kansas City.

FRED C. FINNEY has been a Director of Nationwide since 1992. Mr. Finney is the owner and operator of the Moreland Fruit Farm and operator of Melrose Orchard in Wooster, OH. He is past president of the Ohio Farm Bureau Federation, the Ohio Fruit Growers Society, Wayne County Farm Bureau, and the Westwood Ruritan Club. He is a member of the American Berry Cooperative.

PHILIP C. GATH has been Senior Vice President - Chief Actuary - Nationwide Financial since May 1998. Previously, Mr. Gath was Vice President - Product Manager - Individual Variable Annuity from July 1997 to May 1998. Mr. Gath was Vice President - Individual Life Actuary from August 1989 to July 1997. Prior to that time, Mr. Gath held several positions within Nationwide. Mr. Gath has been with Nationwide for 31 years.

PATRICIA R. HATLER has been Senior Vice President, General Counsel and Secretary since April 2000. Previously, she was Senior Vice President and General Counsel from July 1999 to April 2000. Prior to that time, she was General Counsel and Corporate Secretary of Independence Blue Cross from 1983 to July 1999.

DAVID K. HOLLINGSWORTH has been Senior Vice President - Multi Channel and Sponsor Relations since August 1999. Previously, he was Senior Vice President - Marketing from June 1999 to August 1999. Prior to that time, has held numerous positions within the Nationwide group of companies. Mr. Hollingsworth has been with Nationwide for 25 years.

DAVID R. JAHN has been Senior Vice President - Commercial Insurance since March 1998. Previously, he was Vice President - Property/Casualty Operations and Vice President - Resource Management from March 1996 to January 1998. Prior to that time, Mr. Jahn has held numerous positions within the Nationwide group of companies. Mr. Jahn has been with Nationwide for 28 years.

DONNA A. JAMES has been Senior Vice President - Chief Human Resources Officer since May 1999. She was Senior Vice President - Human Resources from December 1997 to May 1999. Previously she was Vice President -

Human Resources from July 1996 to December 1997. Prior to that time, Ms. James was Vice President - Assistant to the CEO of Nationwide from March 1996 to July 1996. From May 1994 to March 1996 she was Associate Vice President - Assistant to the CEO for Nationwide. Previously Ms. James held several positions within Nationwide. Ms. James has been with Nationwide for 18 years.

RICHARD D. HEADLEY has been Executive Vice President - Chief Information Technology Officer since May 1999. He was Senior Vice President - Chief Information Technology Officer from October 1997 to May 1999. Previously, Mr. Headley was Chairman and Chief Executive Officer of Banc One Services Corporation from 1992 to October 1997. From January 1975 until 1992 Mr. Headley held several positions with Banc One Corporation. Mr. Headly has been with Nationwide for 2 years.

RICHARD A. KARAS has been Senior Vice President - Sales - Financial Services since March 1993. Previously, he was Vice President - Sales - Financial Services from February 1989 to March 1993. Prior to that time, Mr. Karas held several positions within Nationwide. Mr. Karas has been with Nationwide for 35 years.

GREGORY S. LASHUTKA has been Senior Vice President - Corporate Relations since January 2000. Previously, he was the Mayor of the City of Columbus (Ohio) from January 1992 to December 1999. From January 1986 to December 1991, Mr. Lashutka was a Partner with Squire, Sanders & Dempsey. From January 1978 to December 1985, he was City Attorney for the City of Columbus (Ohio).

EDWIN P. MCCAUSLAND, JR. has been Senior Vice President - Fixed Income Securities since 1999. Mr. McCausland has 29 years of experience in insurance investments beginning his career in 1970 with Connecticut Mutual Life Insurance Company. He joined Phoenix Mutual Life Insurance Company in 1981 as second Vice President of Bond Investments and rising to Vice President of Pension Operations. He was Vice President and Managing Director of Mass Mutual Life Insurance Company prior to joining Nationwide.

DAVID O. MILLER has been a Director of Nationwide since November 1996. Mr. Miller has been Chairman of the Board since 1998. Mr. Miller is president of Owen Potato Farm, Inc. and a partner of M&M Enterprises in Licking County, OH. He is a director and board chairman of the National Cooperative Business Association, director of Cooperative Business International and the International Cooperative Alliance, and serves on the educational executive committee of the National Council of Farmer Cooperatives. He was president of the Ohio Farm Bureau Federation from 1981 to 1985 and was vice president for six years. Mr. Miller served a two year term on the board of the American Farm Bureau Association. He is past president of the Ohio Vegetable and Potato Growers Association, and was a director of Landmark, Inc., a farm supply cooperative which is now part of Indianapolis-based Countrymark.

YVONNE L. MONTGOMERY has been a Director of Nationwide since April, 1998. Ms. Montgomery is senior vice president/general manager - Public Sector Worldwide/Document Solutions Group for Xerox Corporation. A resident of Washington, DC, Ms. Montgomery is in charge of providing an integrated, industry-focused portfolio of document solutions and services to the public sector worldwide. Ms. Montgomery joined Xerox in 1976 as a sales representative and progressed through management positions, including vice president-field operations and executive assistant to the chairman and CEO.

ROBERT A. OAKLEY has been Executive Vice President - Chief Financial Officer since April 1995. Previously, he was Senior Vice President - Chief Financial Officer from October 1993 to April 1995. Prior to that time, Mr. Oakley held several positions within Nationwide. Mr. Oakley has been with Nationwide for 24 years.

RALPH M. PAIGE has been a Director of Nationwide since April 1999. Mr. Paige has been the Executive Director of the Federation of Southern Cooperatives/Land Assistance Fund since 1969. Mr. Paige also served as the National Field Director/Georgia State Director from 1981 to 1984.

JAMES F. PATTERSON has been a Director of Nationwide since April 1989. Mr. Patterson is president of Patterson Farms, Inc. and has operated Patterson Fruit Farm in Chesterland, OH since 1964. Mr. Patterson is on the boards of The Ohio State University Hospitals Health System in Cleveland, Geauga Hospital, Inc. and the National Cooperative Business Association. He is past president of the Ohio Farm Bureau Federation and former member of Cleveland Foundation's Lake and Geauga Advisory Committees.

MARK D. PHELAN has been Senior Vice President - Technology Services since 1998. His previous management experience includes five years (1977-1982) with the data processing division's sales group at IBM Corporation. From 1982 through 1990, Mr. Phelan served as director of AT&T's Consumer Communications Services Group and he was subsequently promoted to sales vice president for the Eastern Region of the Business Communications Services Division. In 1992, he became executive vice president-sales and marketing for the Electronic Commerce Division of Checkfree Corporation, a position he held for five years. From 1997 until 1998, he was in private consulting.

DOUGLAS C. ROBINETTE has been Senior Vice President - Claims and Financial Services since 1999. Previously, he was Senior Vice President - Marketing and Product Management from May 1998 to 1999. Previously, Mr. Robinette was Executive Vice President, Customer Services of Employers Insurance of Wausau (Wausau), a member of the Nationwide group until December 1998, from September 1996 to May 1998. Prior to that time he was Executive Vice President, Finance and Insurance Services of Wausau from May 1995 to September 1996. From November 1994 to May 1995 Mr. Robinette was Senior Vice President, Finance and Insurance Services of Wausau. From May 1993 to November 1994 he was Senior Vice President, Finance of Wausau. Prior to that time, Mr. Robinette held several positions within the Nationwide group. Mr. Robinette has been with the Nationwide group for 13 years.

ARDEN L. SHISLER has been a Director of Nationwide since 1984. Mr. Shisler is president and chief executive officer of K&B Transport, Inc., a trucking firm in Dalton, OH. He is a director of the National Cooperative Business Association in Washington, DC. He is a former board member and vice president of the Ohio Farm Bureau Federation and past president of the Ohio Agricultural Marketing Association, an Ohio Farm Bureau Federation subsidiary. He is a member of the Ohio Trucking Association, the Ohio Trucking Safety Council, the Wayne County Farm Bureau, Cornerstone Community Church, the Advisory Committee of The Ohio State University Agriculture Technical Institute and a board member of the Wilderness Center.

ROBERT L. STEWART has been a Director of Nationwide since 1989. Mr. Stewart is the owner and operator of Sunnydale Farms and Mining in Jewett, OH. He served on the board of the Ohio Farm Bureau Federation and as president of the Ohio Holstein Association board. Mr. Stewart was a director of the Ohio Agricultural Stabilization and Conservation Service board and Landmark, Inc. a farm supply cooperative which is now part of Indianapolis-based Countrymark.

NANCY C. THOMAS has been a Director of Nationwide since 1986. Mrs. Thomas is a board member of Farm Credit Services' 4th District and serves on the advisory board of Walsh University in North Canton, OH. She is a past president and former director of the Ohio Agricultural Marketing Association and served on the boards of the Ohio Farm Bureau Federation and Landmark, Inc., a farm supply cooperative which is now part of Indianapolis-based Countrymark, and as the Midwest regional representative on the American Farm Bureau women's committee.

MARK R. THRESHER has been Senior Vice President - Finance - Nationwide Financial since May 1999. He was Vice President - Controller from August 1996 to May 1999. He was Vice President and Treasurer from

November 1996 to February 1997. Previously, he was Vice President and Treasurer from June 1996 to November 1996. Prior to joining Nationwide, Mr. Thresher served as a partner with KPMG LLP from July 1988 to June 1996.

RICHARD M. WAGGONER has been Senior Vice President - Operations since May 1999. Previously, he was President of Nationwide Services from May 1997 to May 1999. Prior to that time, Mr. Waggoner has held numerous positions within the Nationwide group of companies. Mr. Waggoner has been with Nationwide for 23 years.

SUSAN A. WOLKEN has been Senior Vice President - Product Management and Nationwide Financial Marketing since May 1999. Previously, Ms. Wolken was Senior Vice President - Life Company Operations from June 1997 to May 1999. She was Senior Vice President - Enterprise Administration from July 1996 to June 1997. Prior to that time, she was Senior Vice President - Human Resources from April 1995 to July 1996. From September 1993 to April 1995, Ms. Wolken was Vice President - Human Resources. From October 1989 to September 1993 she was Vice President - Individual Life and Health Operations. Ms. Wolken has been with Nationwide for 25 years.

ROBERT J. WOODWARD, JR. has been Executive Vice President - Chief Investment Officer since August 1995. Previously, he was Senior Vice President - Fixed Income Investments from March 1991 to August 1995. Prior to that time, Mr. Woodward held several positions within Nationwide. Mr. Woodward has been with Nationwide for 35 years.

APPENDIX A: OBJECTIVES FOR UNDERLYING MUTUAL FUNDS

The underlying mutual funds listed below are designed primarily as investment vehicles for variable annuity contracts and variable life insurance policies issued by insurance companies.

There is no guarantee that the investment objectives will be met.


TARGET/UNITED FUNDS, INC.

The Fund is an open-end, diversified management company organized as a Maryland corporation on December 2, 1986. The Fund sells its shares only to the separate accounts of participating insurance companies to fund certain variable life insurance policies and variable annuity contracts. Waddell & Reed Investment Management Company is the Fund's investment advisor.

     ASSET STRATEGY PORTFOLIO
     Investment Objective: The Asset Strategy Portfolio seeks high total return over the long-term. It seeks to achieve its goal by allocating its assets among stocks, bonds and short-term instruments, both in the United States and abroad.

     BALANCED PORTFOLIO
     Investment Objective: The Balanced Portfolio seeks as a primary goal, current income, with a secondary goal of long-term appreciation of capital. It invests primarily in a mix of stocks, fixed-income securities and cash, depending on market conditions.

     BOND PORTFOLIO
     Investment Objective: The Bond Portfolio seeks a reasonable return with more emphasis on preservation of capital. It seeks to achieve its goal by investing primarily in domestic debt securities, usually of investment grade.

     GROWTH PORTFOLIO
     Investment Objective: The Growth Portfolio seeks capital growth, with a secondary goal of current income. It seeks to achieve its goal by investing primarily in common stocks, or securities convertible into common stocks, of U.S. and foreign companies.

     HIGH INCOME PORTFOLIO
     Investment Objective: The High Income Portfolio seeks as a primary goal, high current income with a secondary goal of capital growth. It seeks to achieve its goals by investing primarily in high-yield, high-risk, fixed-income securities of U.S. and foreign issuers, the risks of which are consistent with the Portfolio's goals.

     INCOME PORTFOLIO
     Investment Objective: The Income Portfolio seeks maintenance of current income, subject to market conditions, with a secondary goal of capital growth. It seeks to achieve its goals by investing primarily in common stocks of large U.S. and foreign companies that have a record of paying regular dividends on common stock or have the potential for capital appreciation, or are expected to resist market decline.

     INTERNATIONAL PORTFOLIO
     Investment Objective: The International Portfolio seeks as a primary goal, long-term appreciation of capital, with a secondary goal of current income. It seeks to achieve its goals by investing primarily in common stocks, or securities convertible into or exchangeable for common stocks of foreign companies that may have the potential for long-term growth.

     LIMITED-TERM BOND PORTFOLIO
     Investment Objective: The Limited-Term Bond Portfolio seeks a high level of current income consistent with preservation of capital. It seeks to achieve its goal by investing primarily in investment-grade debt securities of U.S. issuers, including U.S. Government securities.

     MONEY MARKET PORTFOLIO
     Investment Objective: The Money Market Portfolio seeks current income consistent with stability of principal. It seeks to achieve it goal by investing in U.S. dollar-denominated high quality money market obligations and instruments.

     SCIENCE AND TECHNOLOGY PORTFOLIO
     Investment Objective: The Science and Technology Portfolio seeks long-term capital growth. It seeks to achieve its goals by concentrating its investments primarily in the common stock of science and technology securities of U.S. and foreign companies.

     SMALL CAP PORTFOLIO
     Investment Objective: The Small Cap Portfolio seeks capital growth. It seeks to achieve its goal by investing primarily in common stocks, or securities convertible into the common stocks, of companies that are relatively new or unseasoned, companies in their early stages of development, or smaller companies positioned in new or in emerging industries where the opportunity for rapid growth is above average.

APPENDIX B:  ILLUSTRATIONS OF CASH VALUES, CASH SURRENDER VALUES,
AND DEATH BENEFITS

The illustrations in this prospectus have been prepared to help show how values under the polices change with investment performance. The illustrations demonstrate how cash values, cash surrender values and death benefits under a policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6% or 12% over a period of years, but fluctuates above or below those averages for individual years, the cash values,, cash surrender values and death benefits may be different.

For hypothetical returns of 0% and 6%, the illustrations also illustrate when the policies would go into default, at which time additional premium payments would be required to continue the policy in force. The illustrations also assume there is not policy indebtedness, no additional premium payments are made, no cash values are allocated to the fixed account, and there are no changes in the specified amount or death benefit option.


The amounts shown for the cash value, cash surrender value and death benefit as of each policy anniversary reflect the fact that the net investment return on the assets held in the variable account sub-accounts is lower than the gross return. This is due to the deduction of underlying mutual fund investment advisory fees and other expenses which are equivalent to an annual effective rate of 0.98%. This effective rate is based on the average of the fund expenses, after expense reimbursement, for the preceding year for all mutual fund options available under the policy as of December 31, 1999.

Taking into account the underlying mutual fund expenses, gross annual rates of return of 0%, 6% and 12% correspond to net investment experience at constant annual rates of -0.98%, 5.02% and 11.02%, respectively.


The illustrations also reflect the fact that Nationwide makes monthly charges for providing insurance protection. Current values reflect current cost of insurance charges and guaranteed values reflect the maximum cost of insurance charges guaranteed in the policy. The values shown are for policies which are issued as standard. Policies issued on a substandard basis would result in lower cash values and death benefits than those illustrated. Death benefit Option 1 has been assumed in all the illustrations.

The illustrations reflect that Nationwide deducts a sales load as well as charges for state premium and federal taxes, from each premium payment. The illustrations reflect the fact that no charges for federal or state income taxes are currently made against the variable account. If such a charge is made in the future, it will require a higher gross investment return than illustrated in order to produce the net after-tax returns shown in the illustrations.

In addition, the illustrations reflect the fact that Nationwide deducts a monthly administrative charge at the beginning of each policy month. The illustrations also reflect that Nationwide deducts a monthly charge to assume mortality and expense risks. This mortality and expense risk charge is assessed at the beginning of each policy month and is calculated as a percentage of the assets of the variable account only.

Policy charges on policies issued for delivery in the State of New York will vary (see "Deductions and Charges") and thereby affect the illustrations.

The cash surrender values shown in the illustrations reflect that Nationwide will deduct a surrender charge from the policy's cash value for any policy surrendered in the first nine years.

Upon request, Nationwide will furnish a comparable illustration based on the proposed insureds' age, sex, smoking classification, rating classification and premium payment requested.


                                       $12,150 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                    MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED, ISSUE AGE 55

                                                     OPTION 1 CURRENT VALUES


                                   0% HYPOTHETICAL                6% HYPOTHETICAL                     12% HYPOTHETICAL
                                GROSS INVESTMENT RETURN        GROSS INVESTMENT RETURN            GROSS INVESTMENT RETURN
           PREMIUMS
           PAID PLUS                CASH                                 CASH                                  CASH
POLICY     INTEREST     CASH        SURR        DEATH        CASH        SURR        DEATH        CASH         SURR        DEATH
YEAR       AT 5%        VALUE       VALUE       BENEFIT      VALUE       VALUE        BENEFIT     VALUE        VALUE       BENEFIT
----       -----        -----       -----       -------      -----       -----        -------     -----        -----       -------
    1       12,758        8454           0      1000000        9042           0      1000000        9632            0      1000000
    2       26,153       16717        6832      1000000       18417        8532      1000000       20190        10304      1000000
    3       40,218       24715       15818      1000000       28066       19169      1000000       31702        22805      1000000
    4       54,986       35184       27276      1000000       40822       32914      1000000       47172        39263      1000000
    5       70,493       45320       38400      1000000       53968       47048      1000000       64072        57153      1000000
    6       86,775       55088       49156      1000000       67484       61552      1000000       82518        76586      1000000
    7      103,872       64439       59497      1000000       81336       76393      1000000      102625        97682      1000000
    8      121,823       73311       69357      1000000       95475       91520      1000000      124511       120556      1000000
    9      140,671       81621       78655      1000000      109831      106865      1000000      148291       145325      1000000
   10      160,462       89278       89278      1000000      124325      124325      1000000      174093       174093      1000000
   11      181,243       96928       96928      1000000      139615      139615      1000000      202793       202793      1000000
   12      203,063      104452      104452      1000000      155612      155612      1000000      234574       234574      1000000
   13      225,973      111850      111850      1000000      172354      172354      1000000      269791       269791      1000000
   14      250,030      119124      119124      1000000      189878      189878      1000000      308884       308884      1000000
   15      275,289      126274      126274      1000000      208225      208225      1000000      352291       352291      1000000
   16      301,810      133302      133302      1000000      227436      227436      1000000      400497       400497      1000000
   17      329,658      140209      140209      1000000      247557      247557      1000000      454043       454043      1000000
   18      358,899      146995      146995      1000000      268661      268661      1000000      513532       513532      1000000
   19      389,601      153661      153661      1000000      290818      290818      1000000      579636       579636      1000000
   20      421,839      160209      160209      1000000      314084      314084      1000000      653104       653104      1000000
   21      455,688      166698      166698      1000000      338582      338582      1000000      734832       734832      1000000
   22      491,230      172651      172651      1000000      363977      363977      1000000      825576       825576      1000000
   23      528,549      177679      177679      1000000      390037      390037      1000000      926397       926397      1000000
   24      567,734      181600      181600      1000000      416705      416705      1000000     1038437      1038437      1090358
   25      608,878      184201      184201      1000000      443922      443922      1000000     1162459      1162459      1220582
   26      652,080      185234      185234      1000000      471628      471628      1000000     1299698      1299698      1364683
   27      697,441      184413      184413      1000000      499772      499772      1000000     1451520      1451520      1524096
   28      745,071      181407      181407      1000000      528311      528311      1000000     1619420      1619420      1700391
   29      795,082      175822      175822      1000000      557217      557217      1000000     1805032      1805032      1895284
   30      847,594      167181      167181      1000000      586475      586475      1000000     2010139      2010139      2110646

ASSUMPTIONS:

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                       $14,000 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED, ISSUE AGE 55

                                                     OPTION 2 CURRENT VALUES


                              0% HYPOTHETICAL                      6% HYPOTHETICAL                  12% HYPOTHETICAL
                          GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN          GROSS INVESTMENT RETURN
           PREMIUMS
           PAID PLUS                CASH                                 CASH                                  CASH
POLICY     INTEREST     CASH        SURR        DEATH        CASH        SURR        DEATH        CASH         SURR      DEATH
YEAR       AT 5%        VALUE       VALUE       BENEFIT      VALUE       VALUE        BENEFIT     VALUE        VALUE     BENEFIT
----       -----        -----       -----       -------      -----       -----        -------     -----        -----     -------
   1       14,700       10183           0      1010183       10876         551      1010876       11569         1244    1011569
   2       30,135       20147        9822      1020147       22161       11836      1022161       24260        13935    1024260
   3       46,342       29828       20535      1029828       33814       24521      1033814       38135        28842    1038135
   4       63,359       41950       33690      1041950       48656       40396      1048656       56205        47945    1056205
   5       81,227       53703       46475      1053703       63967       56740      1063967       75959        68731    1075959
   6       99,988       65044       58849      1065044       79721       73526      1079721       97524        91329    1097524
   7      119,688       75920       70757      1075920       95875       90713      1095875      121027       115865    1121027
   8      140,372       86254       82124      1086254      112365      108235      1112365      146589       142459    1146589
   9      162,090       95952       92854      1095952      129101      126004      1129101      174317       171219    1174317
  10      184,895      104903      104903      1104903      145974      145974      1145974      204316       204316    1204316
  11      208,840      113823      113823      1113823      163720      163720      1163720      237584       237584    1237584
  12      233,982      122572      122572      1122572      182234      182234      1182234      274336       274336    1274336
  13      260,381      131152      131152      1131152      201549      201549      1201549      314994       314994    1314994
  14      288,100      139563      139563      1139563      221701      221701      1221701      359981       359981    1359981
  15      317,205      147806      147806      1147806      242729      242729      1242729      409762       409762    1409762
  16      347,765      155881      155881      1155881      264692      264692      1264692      464854       464854    1464854
  17      379,853      163791      163791      1163791      287658      287658      1287658      525830       525830    1525830
  18      413,546      171536      171536      1171536      311674      311674      1311674      593324       593324    1593324
  19      448,923      179116      179116      1179116      336791      336791      1336791      668037       668037    1668037
  20      486,070      186533      186533      1186533      363060      363060      1363060      750750       750750    1750750
  21      525,073      193846      193846      1193846      390598      390598      1390598      842388       842388    1842388
  22      566,027      200489      200489      1200489      418879      418879      1418879      943310       943310    1943310
  23      609,028      205982      205982      1205982      447436      447436      1447436     1054000      1054000    2054000
  24      654,179      210095      210095      1210095      476028      476028      1476028     1175252      1175252    2175252
  25      701,588      212565      212565      1212565      504368      504368      1504368     1307907      1307907    2307907
  26      751,368      213086      213086      1213086      532107      532107      1532107     1452852      1452852    2452852
  27      803,636      211323      211323      1211323      558842      558842      1558842     1611029      1611029    2611029
  28      858,518      206902      206902      1206902      584109      584109      1584109     1783439      1783439    2783439
  29      916,144      199402      199402      1199402      607367      607367      1607367     1971136      1971136    2971136
  30      976,651      188346      188346      1188346      627986      627986      1627986     2175222      2175222    3175222

ASSUMPTIONS:

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  CURRENT VALUES REFLECT CURRENT COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                        $12,150 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                       MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED, ISSUE AGE 55

                                                   OPTION 1 GUARANTEED VALUES

                              0% HYPOTHETICAL                      6% HYPOTHETICAL                    12% HYPOTHETICAL
                          GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

           PREMIUMS
           PAID PLUS                CASH                                 CASH                                  CASH
POLICY     INTEREST     CASH        SURR        DEATH        CASH        SURR        DEATH        CASH         SURR      DEATH
YEAR       AT 5%        VALUE       VALUE       BENEFIT      VALUE       VALUE        BENEFIT     VALUE        VALUE     BENEFIT
----       -----        -----       -----       -------      -----       -----        -------     -----        -----     -------
   1       12,758         7859           0       1000000        8428           0      1000000        8999            0   1000000
   2       26,153        15536        5651       1000000       17162        7276      1000000       18859         8973   1000000
   3       40,218        22953       14056       1000000       26137       17240      1000000       29595        20698   1000000
   4       54,986        33444       25535       1000000       38802       30893      1000000       44841        36932   1000000
   5       70,493        43601       36681       1000000       51852       44932      1000000       61493        54573   1000000
   6       86,775        53389       47457       1000000       65267       59335      1000000       79662        73731   1000000
   7      103,872        62760       57817       1000000       79013       74070      1000000       99464        94521   1000000
   8      121,823        71650       67695       1000000       93039       89085      1000000      121009       117054   1000000
   9      140,671        79977       77011       1000000      107276      104311      1000000      144410       141444   1000000
  10      160,462        87650       87650       1000000      121644      121644      1000000      169789       169789   1000000
  11      181,243        94567       94567       1000000      136050      136050      1000000      197283       197283   1000000
  12      203,063       100621      100621       1000000      150399      150399      1000000      227053       227053   1000000
  13      225,973       105700      105700       1000000      164586      164586      1000000      259294       259294   1000000
  14      250,030       109675      109675       1000000      178492      178492      1000000      294286       294286   1000000
  15      275,289       112371      112371       1000000      191958      191958      1000000      332287       332287   1000000
  16      301,810       113555      113555       1000000      204767      204767      1000000      373573       373573   1000000
  17      329,658       112906      112906       1000000      216627      216627      1000000      418446       418446   1000000
  18      358,899       110000      110000       1000000      227148      227148      1000000      467256       467256   1000000
  19      389,601       104315      104315       1000000      235856      235856      1000000      520453       520453   1000000
  20      421,839        95254       95254       1000000      242212      242212      1000000      578661       578661   1000000
  21      455,688        82209       82209       1000000      245679      245679      1000000      642808       642808   1000000
  22      491,230        64373       64373       1000000      245524      245524      1000000      714029       714029   1000000
  23      528,549        40877       40877       1000000      240961      240961      1000000      793926       793926   1000000
  24      567,734        10650       10650       1000000      231012      231012      1000000      884642       884642   1000000
  25      608,878       (*)         (*)          (*)          214366      214366      1000000      988760       988760   1038198
  26      652,080       (*)         (*)          (*)          189207      189207      1000000     1104535      1104535   1159762
  27      697,441       (*)         (*)          (*)          153024      153024      1000000     1231854      1231854   1293447
  28      745,071       (*)         (*)          (*)          102330      102330      1000000     1371684      1371684   1440269
  29      795,082       (*)         (*)          (*)           32403       32403      1000000     1525034      1525034   1601286
  30      847,594       (*)         (*)          (*)          (*)         (*)         (*)         1692957      1692957   1777605

ASSUMPTIONS:

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.


                                        $14,000 ANNUAL PREMIUM: $1,000,000 SPECIFIED AMOUNT
                       MALE: NON-TOBACCO PREFERRED, ISSUE AGE 55 FEMALE: NON-TOBACCO PREFERRED, ISSUE AGE 55

                                                   OPTION 2 GUARANTEED VALUES

                              0% HYPOTHETICAL                      6% HYPOTHETICAL                   12% HYPOTHETICAL
                         GROSS INVESTMENT RETURN              GROSS INVESTMENT RETURN             GROSS INVESTMENT RETURN

           PREMIUMS
           PAID PLUS                CASH                                 CASH                                  CASH
POLICY     INTEREST     CASH        SURR        DEATH        CASH        SURR        DEATH        CASH         SURR       DEATH
YEAR       AT 5%        VALUE       VALUE       BENEFIT      VALUE       VALUE        BENEFIT     VALUE        VALUE      BENEFIT
----       -----        -----       -----       -------      -----       -----        -------     -----        -----      -------
   1       14,700         9588           0      1009588       10261           0      1010261       10936          611     1010936
   2       30,135        18966        8641      1018966       20905       10580      1020905       22928        12603     1022928
   3       46,342        28065       18773      1028065       31885       22592      1031885       36029        26736     1036029
   4       63,359        40210       31950      1040210       46637       38377      1046637       53876        45616     1053876
   5       81,227        51985       44757      1051985       61854       54627      1061854       73383        66156     1073383
   6       99,988        63348       57153      1063348       77510       71315      1077510       94676        88481     1094676
   7      119,688        74245       69083      1074245       93561       88398      1093561      117878       112716     1117878
   8      140,372        84601       80471      1084601      109943      105813      1109943      143106       138976     1143106
   9      162,090        94319       91222      1094319      126566      123469      1126566      170466       167368     1170466
  10      184,895       103292      103292      1103292      143321      143321      1143321      200058       200058     1200058
  11      208,840       111398      111398      1111398      160079      160079      1160079      231980       231980     1231980
  12      233,982       118511      118511      1118511      176699      176699      1176699      266345       266345     1266345
  13      260,381       124498      124498      1124498      193023      193023      1193023      303317       303317     1303317
  14      288,100       129206      129206      1129206      208866      208866      1208866      343003       343003     1343003
  15      317,205       132438      132438      1132438      223984      223984      1223984      385467       385467     1385467
  16      347,765       133932      133932      1133932      238056      238056      1238056      430712       430712     1430712
  17      379,853       133340      133340      1133340      250651      250651      1250651      478643       478643     1478643
  18      413,546       130210      130210      1130210      261229      261229      1261229      529041       529041     1529041
  19      448,923       124010      124010      1124010      269110      269110      1269110      581574       581574     1581574
  20      486,070       114174      114174      1114174      273536      273536      1273536      635825       635825     1635825
  21      525,073       100179      100179      1100179      273753      273753      1273753      691377       691377     1691377
  22      566,027        81396       81396      1081396      268850      268850      1268850      747642       747642     1747642
  23      609,028        57255       57255      1057255      257928      257928      1257928      804028       804028     1804028
  24      654,179        27136       27136      1027136      239985      239985      1239985      859814       859814     1859814
  25      701,588       (*)         (*)         (*)          213832      213832      1213832      914036       914036     1914036
  26      751,368       (*)         (*)         (*)          177994      177994      1177994      965382       965382     1965382
  27      803,636       (*)         (*)         (*)          130664      130664      1130664     1012141      1012141     2012141
  28      858,518       (*)         (*)         (*)           69695       69695      1069695     1052157      1052157     2052157
  29      916,144       (*)         (*)         (*)          (*)         (*)         (*)         1082974      1082974     2082974
  30      976,651       (*)         (*)         (*)          (*)         (*)         (*)         1101949      1101949     2101949

ASSUMPTIONS:

(1)  NO POLICY LOANS AND NO PARTIAL WITHDRAWALS HAVE BEEN MADE.

(2)  GUARANTEED VALUES REFLECT GUARANTEED COST OF INSURANCE CHARGES.

(3) NET INVESTMENT RETURNS ARE CALCULATED AS THE HYPOTHETICAL GROSS INVESTMENT RETURN LESS ALL CHARGES AND DEDUCTIONS SHOWN IN THE PROSPECTUS APPENDIX.

THE HYPOTHETICAL INVESTMENT RATES OF RETURN SHOWN ABOVE AND ELSEWHERE IN THIS PROSPECTUS ARE ILLUSTRATIVE ONLY AND SHOULD NOT BE DEEMED A REPRESENTATION OF PAST OR FUTURE INVESTMENT RATES OF RETURN. ACTUAL RATES OF RETURN MAY BE MORE OR LESS THAN THOSE SHOWN AND WILL DEPEND ON A NUMBER OF FACTORS, INCLUDING THE INVESTMENT ALLOCATIONS MADE BY AN OWNER, PREVAILING RATES AND RATES OF INFLATION. THE DEATH BENEFIT AND CASH VALUE FOR A POLICY WOULD BE DIFFERENT FROM THOSE SHOWN IF THE ACTUAL RATES OF RETURN AVERAGED 0%, 6%, AND 12% OVER A PERIOD OF YEARS BUT ALSO FLUCTUATED ABOVE OR BELOW THOSE AVERAGES FOR INDIVIDUAL POLICY YEARS. NO REPRESENTATION CAN BE MADE BY NATIONWIDE LIFE OR THE TRUST THAT THESE HYPOTHETICAL RATES OF RETURN CAN BE ACHIEVED FOR ANY ONE YEAR OR SUSTAINED OVER ANY PERIOD OF TIME.

         FINANCIAL STATEMENTS TO BE PROVIDED BY PRE-EFFECTIVE AMENDMENT.

                           PART II - OTHER INFORMATION

                       CONTENTS OF REGISTRATION STATEMENT


This Registration Statement comprises the following papers and documents:

The facing sheet.

Cross-reference to items required by Form N-8B-2.

The prospectus consisting of ___ pages.

Representations and Undertakings.


Independent Auditors' Consent. - to be filed by pre-effective amendment.


Signatures.



The following exhibits required by Forms N-8B-2 and S-6:

1.     Power of Attorney dated July 26, 2000 - Attached hereto.


2. Resolution of the Depositor's Board of Directors authorizing the establishment of the Registrant, adopted - Attached hereto.

3.     Distribution Contracts - to be filed by pre-effective amendment.

4.     Form of Security - Attached hereto.

5. Articles of Incorporation of Depositor - Filed previously in connection with Securities and Exchange Commission File No. 333 - 27133 and is hereby incorporated by reference.

6.     Application Form of Security - Attached hereto.

7.     Opinion of Counsel - Attached hereto.

REPRESENTATIONS AND UNDERTAKINGS

The Registrant and Nationwide hereby make the following representations and undertakings:

(a) This filing is made pursuant to Rules 6c-3 and 6e-3(T) under the Investment Company Act of 1940 (the "Act"). The Registrant and Nationwide elect to be governed by Rule 6e-3(T)(b)(13)(i)(A) under the Act with respect to the policies described in the prospectus. The policies have been designed in such a way as to qualify for the exemptive relief from various provisions of the Act afforded by Rule 6e-3(T).

(b) Paragraph (b) (13) (iii) (F) of Rule 6e-3(T) is being relied on for the deduction of the mortality and expense risk charges ("risk charges") assumed by Nationwide under the policies. Nationwide represents that the risk charges are within the range of industry practice for comparable policies and reasonable in relation to all of the risks assumed by the issuer under the policies. Actuarial memoranda demonstrating the reasonableness of these charges are maintained by Nationwide, and will be made available to the Securities and Exchange Commission (the "Commission") on request.

(c) Nationwide has concluded that there is a reasonable likelihood that the distribution financing arrangement of the separate account will benefit the separate account and the contractholders and will keep and make available to the Commission on request a memorandum setting forth the basis for this representation.

(d) Nationwide represents that the separate account will invest only in management investment companies which have undertaken to have a board of directors, a majority of whom are not interested persons of Nationwide, formulate and approve any plan under Rule 12b-1 to finance distribution expenses.

(e) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

(f) The fees and charges deducted under the policy in the aggregate are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Nationwide.

                                   SIGNATURES


As required by the Securities Act of 1933, the Registrant, Nationwide VLI Separate Account - 5, has caused this Pre-Effective Amendment No. 2 to the Registration Statement to be signed on its behalf in the City of Columbus, and State of Ohio, on this 22nd day of September, 2000.



                                                                 NATIONWIDE VLI SEPARATE ACCOUNT-5
                                               ----------------------------------------------------------------------
                                                                           (Registrant)

(Seal)                                                           NATIONWIDE LIFE INSURANCE COMPANY
Attest                                         ----------------------------------------------------------------------
                                                                           (Depositor)


By:          /s/ GLENN W. SODEN                      By:                   /s/ STEVEN SAVINI
----------------------------------------------       ----------------------------------------------------------------
                 Glenn W. Soden                                                Steven Savini
                Assistant Secretary


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on the ___ day of August, 2000.


               SIGNATURE                                 TITLE

LEWIS J. ALPHIN                                        Director
----------------------------------------
Lewis J. Alphin

A. I. BELL                                             Director
----------------------------------------
A. I. Bell

NANCY C. BREIT                                         Director
----------------------------------------
Nancy C. Breit

KENNETH D. DAVIS                                       Director
----------------------------------------
Kenneth D. Davis

KEITH W. ECKEL                                         Director
----------------------------------------
Keith W. Eckel

WILLARD J. ENGEL                                       Director
----------------------------------------
Willard J. Engel

FRED C. FINNEY                                         Director
----------------------------------------
Fred C. Finney

JOSEPH J. GASPER                             President and Chief Operating
----------------------------------------         Officer and Director
Joseph J. Gasper

W.G. JURGENSEN                               Chief Executive Officer Elect
----------------------------------------             and Director
W.G. Jurgensen

DIMON R. MCFERSON                            Chairman and Chief Executive
----------------------------------------         Officer and Director
Dimon R. McFerson

DAVID O. MILLER                                Chairman of the Board and
----------------------------------------               Director
David O. Miller

YVONNE L. MONTGOMERY                                   Director
----------------------------------------
Yvonne L. Montgomery

ROBERT A. OAKLEY                          Executive Vice President and Chief
----------------------------------------           Financial Officer
Robert A. Oakley

RALPH M. PAIGE                                         Director
----------------------------------------
Ralph M. Paige

JAMES F. PATTERSON                                     Director
----------------------------------------
James F. Patterson

ARDEN L. SHISLER                                       Director                         By /s/ STEVEN SAVINI
----------------------------------------                                        --------------------------------------
Arden L. Shisler                                                                           Steven Savini
                                                                                          Attorney-in-Fact
ROBERT L. STEWART                                      Director
----------------------------------------
Robert L. Stewart